Exhibit 1
BARRICK GOLD CORPORATION
BCE Place
Canada Trust Tower, Suite 3700
P.O. Box 212
161 Bay Street
Toronto, Ontario
M5J 2S1
ANNUAL INFORMATION FORM
For the year ended December 31, 2005
Dated as of March 30, 2006

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

GLOSSARY OF TERMS	3

REPORTING CURRENCY AND FINANCIAL INFORMATION	8

IMPORTANT NOTICE ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM	8

FORWARD-LOOKING INFORMATION	8

SCIENTIFIC AND TECHNICAL INFORMATION	9

GENERAL INFORMATION	9

Incorporation	9
Subsidiaries	10
Areas of Interest	10
General Development of the Business	10
Acquisition of Placer Dome	12

NARRATIVE DESCRIPTION OF THE BUSINESS	16

Production and Total Cash Costs	16
Gold Mineral Reserves and Mineral Resources	17
Uses of Gold	24
Sales and Refining	24
Employees — Labour Relations	25
Competition	25

PRINCIPAL REGIONS	25

North America	25
Goldstrike Property	26
Cortez Mine	32
Australia/Africa	38
South America	38
Lagunas Norte Mine	38
Veladero Mine	42
Zaldivar Mine	47
Pascua-Lama Project	52
 i

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT	57

ENVIRONMENT AND CLOSURE	58

FINANCIAL RISK-MANAGEMENT	59

LEGAL MATTERS	63

Government Controls and Regulations	63
Litigation	64

RISK FACTORS	67

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	76

CONSOLIDATED FINANCIAL STATEMENTS	76

CAPITAL STRUCTURE	76

RATINGS	79

MARKET FOR SECURITIES	81

MATERIAL CONTRACTS	82

TRANSFER AGENTS AND REGISTRARS	83

DIVIDEND POLICY	83

DIRECTORS AND OFFICERS OF THE COMPANY	83

AUDIT COMMITTEE	86

Audit Committee Mandate	86
Composition of the Audit Committee	90
Participation on Other Audit Committees	91
Audit Committee Pre-Approval Policies And Procedures	91
Principal Accountant Fees And Services	91

CONTROLS AND PROCEDURES	92

ADDITIONAL INFORMATION	93
 -ii-

GLOSSARY OF TERMS
Assay
     Analysis to determine the amount or proportion of the element of interest contained within a sample.
Autoclave system
     Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.
Ball mill
     A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
By-product
     A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
Carbonaceous
     Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.
Carbon-in-leach (C-I-L)
     A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.
Concentrate
     A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
Contained ounces
     Represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process.
Contango
     The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.
Crushing
     Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
Cyanidation
     A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.
Development
     Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock.

Dilution
     Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.
Doré
     Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
Drift
     A horizontal tunnel generally driven within or alongside an ore body and aligned parallel to the long dimension of the ore.
Drilling
     Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.
     Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to surface through the centre of the drill pipe and are collected, examined and assayed.
     Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.
     In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
     Geotechnical: diamond drilling targeted and utilized specifically for the collection of information used for mine engineering, slope stability, and underground ground reinforcement purposes.
Exploration
     Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.
Flotation
     A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.
Grade
     The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
     Cut-off grade: the minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).
     Mill-head grade: metal content of mined ore going into a mill for processing.
     Recovered grade: metal content that was extracted from ore by processing.
     Reserve grade: estimated metal content of an orebody that satisfies all economic, mining, and other criteria to be considered a reserve.

Grinding (Milling)
     Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.
Heap leaching
     A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.
Lode
     A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
Long-hole open stoping
     A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.
Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius
Mill
     A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling).
Mineral reserve
     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources.”
Mineral resource
     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources.”
Mining claim
     That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.
Net profits interest royalty
     A royalty based on the profit remaining after recapture of certain operating, capital and other costs.
Net smelter return royalty
     A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.
Open pit mine
     A mine where materials are removed entirely from a working that is open to the surface.
Ore
     Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody
     A sufficiently large amount of ore that is contiguous and can be mined economically.
Oxide ore
     Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.
Qualified Person
     See “Scientific and Technical Information”.
Reclamation
     The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.
Reclamation and Closure Costs
     The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.
Recovery rate
     A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.
Refining
     The final stage of metal production in which impurities are removed from the molten metal.
Refractory material
     Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbons or other constituents that reduce gold recovery.
Roasting
     The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).
Shaft
     A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.
Stope
     An underground excavation from which ore is extracted.
Strike length
     The distance measured along the longest horizontal dimension of an orebody or zone of mineralization.
Tailings
     The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.
Tailings storage facility
     A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons
     Short tons (2,000 pounds).
Total cash costs
     See “Narrative Description of the Business-Production and Total Cash Costs”

REPORTING CURRENCY AND FINANCIAL INFORMATION
     All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. For Canadian dollars to U.S. dollars, the average exchange rate for 2005 and the exchange rate at December 31, 2005 were one Canadian dollar per 0.8225 and 0.8577 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2005 and the exchange rate at December 31, 2005 were one Australian dollar per 0.7625 and 0.7337 U.S. dollars, respectively.
     Barrick Gold Corporation (“Barrick” or the “Company”) prepares its financial statements in accordance with the United States generally accepted accounting principles (“US GAAP”). Accordingly, unless otherwise indicated, financial information in this Annual Information Form is presented in accordance with US GAAP. The consolidated financial statements of the Company for the year ended December 31, 2005 (the “Consolidated Financial Statements”) are incorporated by reference in this Annual Information Form.
IMPORTANT NOTICE ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM
     Barrick completed its acquisition of Placer Dome Inc. (“Placer Dome”) on March 8, 2006, following the end of the fiscal year to which this Annual Information Form relates (see “General Information – Acquisition of Placer Dome”). In certain parts of this Annual Information Form, Barrick has included historical information relating to Placer Dome and information regarding Barrick, post-Placer Dome acquisition. These sections have been clearly marked. Where information in this Annual Information Form specifically provides that it is presented post-Placer Dome acquisition, such information also assumes the completion of the sale of certain assets to Goldcorp Inc. (“Goldcorp”) (see “General Information – Acquisition of Placer Dome”). This information may be subject to different risks and uncertainties than the historical information relating to Barrick set forth in this Annual Information Form. See “Risk Factors — Inclusion of Historical Placer Dome Information in Annual Information Form” and “- Closing of the Goldcorp Transaction”. Unless specifically indicated otherwise in this Annual Information Form:
1.	information is presented as at December 31, 2005;

2.	information presented does not reflect the acquisition of Placer Dome by Barrick; and

3.	references to “Barrick”, the “Company”, “its”, “our” and “we”, or related terms, refer to Barrick and its subsidiaries prior to the Placer Dome acquisition.
FORWARD-LOOKING INFORMATION
     Certain information contained or incorporated by reference in this Annual Information Form, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as copper, silver, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, South Africa, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the Placer Dome acquisition; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2005” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.
     The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the United States Securities and Exchange Commission should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
SCIENTIFIC AND TECHNICAL INFORMATION
     Scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared under the supervision of, or has been reviewed by, Jacques McMullen, Corporate Head, Metallurgy and Process Development of Barrick, Rick Allan, Director — Engineering and Mining Support of Barrick, and Rick Sims, Manager Corporate Reserves of Barrick.
     Scientific or technical information in this Annual Information Form relating to the geology of particular properties, and the exploration programs described in this Annual Information Form, are prepared and/or designed and carried out under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick.
     Each of Messrs. McMullen, Allan, Sims and Davidson is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.
GENERAL INFORMATION
Incorporation
     Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. For a description of Barrick’s acquisition of Homestake, see “General Information – General Development of the Business”. Barrick’s head and registered office is located at BCE Place, Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.
Subsidiaries
     A significant portion of Barrick’s business is carried on through subsidiaries. A chart, which reflects Barrick’s acquisition of Placer Dome and assumes the completion of the sale of certain assets to Goldcorp (see “– Acquisition of Placer Dome”) showing Barrick’s mines, projects, operating subsidiaries and associated subsidiaries as at March 30, 2006 and their respective jurisdictions of incorporation is set out at the end of this “General Information” section. All subsidiaries referred to in the chart are 100% owned unless otherwise noted.
Areas of Interest
     A map showing Barrick’s mining operations and projects as at March 30, 2006, which reflects Barrick’s acquisition of Placer Dome and assumes the completion of the sale of certain assets to Goldcorp (see “– Acquisition of Placer Dome”), is set out at the end of this “General Information” section.
General Development of the Business
     Barrick entered the gold mining business in 1983 and is now one of the largest gold mining companies in the world in terms of production, reserves and market capitalization. Reflecting the acquisition of Placer Dome and assuming the completion of the sale of certain assets to Goldcorp, the Company has operating mines or development projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, South Africa and Tanzania.
     During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s flagship Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base to ensure growth in reserves and production and now operates in South America, Africa, Australia, Papua New Guinea, Russia and Central Asia.
     Barrick has employed a growth strategy that involves acquisitions, a district development program and exploration. On March 8, 2006, Barrick completed its acquisition of Placer Dome. For additional details regarding the acquisition of Placer Dome, see “–Acquisition of Placer Dome”. The district development program involves focusing exploration on and around existing properties. Through this program, the Company discovered and brought into production the Goldstrike Underground mine and related mineral deposits on the Goldstrike property. Although the trend changed in 2003, exploration spending across the industry, particularly among junior companies, had decreased significantly. During this same period, Barrick increased its exploration activities and engaged in early stage exploration in four major areas: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery of the Lagunas Norte deposit in the Alto Chicama District in Peru in 2002. Barrick’s exploration program continues to focus both on areas around our existing mines and early stage exploration activities in the United States, Canada, Peru, Tanzania, Australia, Argentina, Chile, Russia and Central Asia.
     In 2002 through 2004, production at Barrick’s existing mines decreased and average total cash costs per ounce increased. However, in 2005, overall production increased from 2004 as Barrick’s Lagunas Norte and Veladero mines commenced operations in the second half of 2005, with 2005 average total cash costs of $227 per ounce exceeding 2004 average total cash costs of $214 per ounce. Reflecting Barrick’s acquisition of Placer Dome and assuming completion of the sale of certain assets to Goldcorp, 2006 gold production is expected to be between 8.6 and 8.9 million ounces, with total cash costs expected to be between $275 and $290 per ounce, and 2006 copper production is expected to be approximately 350 million pounds, with total cash costs per pound expected to be $1.10 per pound. Copper total cash costs per pound include the estimated impact of purchase accounting fair value adjustments. Excluding these one-time, non-cash accounting adjustments, copper total cash costs would be lower by approximately $0.35 per pound. The above 2006 guidance is preliminary in nature.
     At December 31, 2005, proven and probable mineral reserves for Barrick were 88.6 million ounces of gold and mineral resources stood at 17.6 million ounces of measured and indicated gold and 12.4 million ounces of inferred gold. For a breakdown of Barrick’s reserves and resources by category, see “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources”. In addition, Placer Dome announced total proven and probable gold reserves of 60.4 million ounces and copper reserves of 6.15 billion pounds as at December 31, 2005. Including Placer Dome’s reserves as at December 31, 2005, assuming the sale of certain assets to Goldcorp, Barrick had proven and probable reserves of 139 million ounces of gold and 6.15 billion pounds of copper. For a breakdown of Placer Dome’s reserves and resources by category and other information relating to Placer Dome’s reserves and resources, see Placer Dome’s press release dated February 20, 2006. Placer Dome’s announced reserves and resources were calculated by employees of Placer Dome in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities, and in accordance with Placer Dome’s previously established policies and procedures, and have not been independently verified by Barrick. Information relating to Placer Dome may be subject to different risks and uncertainties than the historical information relating to Barrick set forth in this Annual Information Form. See “Risk Factors — Inclusion of Historical Placer Dome Information in Annual Information Form”. Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards to classify mineralization as a reserve. Based on a preliminary review, Barrick does not intend to report mineralization at the Pueblo Viejo project as a reserve for US reporting purposes at this time.
     For the year-ended December 31, 2005, Barrick produced 5.46 million ounces of gold. The following table summarizes Barrick’s interest in its principal producing mines and its share of gold production from these mines:

Mines	Ownership(1)	2005	2004
		(thousands of	(thousands of
		ounces)	ounces)

North America
Goldstrike Property, Nevada
Goldstrike Open Pit	100%	1,514	1,381
Goldstrike Underground	100%	510	562

Goldstrike Property total		2,024	1,943
Eskay Creek Mine, British Columbia	100%	172	290
Round Mountain Mine, Nevada(3)	50%	368	381
Hemlo Property, Ontario (3)	50%	230	247
Marigold Mine, Nevada (3)	33%	69	47
Holt-McDermott Mine, Ontario(2)	100%	—	55

		2,863	2,963

Mines	Ownership(1)	2005	2004
		(thousands of	(thousands of
		ounces)	ounces)
South America
Veladero Mine, Argentina(4)	100%	56	—
Pierina Mine, Peru	100%	628	646
Lagunas Norte Mine, Peru(4)	100%	550	—

		1,234	646

Australia/Africa
Plutonic Mine, Western Australia	100%	251	305
Darlot Mine, Western Australia	100%	135	140
Lawlers Mine, Western Australia	100%	131	110
Kalgoorlie Mine, Western Australia (3)	50%	417	444

		934	999
Bulyanhulu Mine, Tanzania	100%	311	350
Tulawaka Mine, Tanzania(3)	70%	87	—

		1,332	1,349

Highland Equity Portion		31	—

Company total		5,460	4,958

(1)	Barrick’s interest is subject to royalty obligations at certain mines.

(2)	The Holt-McDermott mine was sold in October 2004.

(3)	Barrick’s proportional share.

(4)	The Veladero and Lagunas Norte mines commenced production in the second half of 2005.
     See Note 4 “Segment Information” to the Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2005 (the “Management’s Discussion and Analysis”) for further information on the Company’s operating and geographic segments.
Acquisition of Placer Dome
     On October 31, 2005, Barrick announced its offer to acquire all the outstanding shares of Placer Dome. Placer Dome is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. Its major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa, Tanzania and Chile. Exploration work is carried out in the foregoing countries and elsewhere throughout the world. Placer Dome’s principal product is gold, although it also produces significant quantities of copper and silver. On January 19, 2006, Barrick acquired approximately 81% of the outstanding shares of Placer Dome. On March 8, 2006, Barrick completed its acquisition of the remaining outstanding shares of Placer Dome and, as a result, Placer Dome became a wholly-owned subsidiary of Barrick. Barrick’s total acquisition costs for Placer Dome were approximately $10.1 billion (this figure does not reflect the proceeds to be received by Barrick in respect of the Goldcorp Transaction (as defined below)). Barrick will account for its acquisition of Placer Dome as a purchase business combination, with Barrick as the accounting acquirer. For additional information regarding Barrick’s accounting for the acquisition of Placer Dome, see Note 3 to the Consolidated Financial Statements.
     As of 2007, Barrick anticipates achieving $200 million in annual synergies with respect to its acquisition of Placer Dome. These synergies are anticipated in five key areas: operations, exploration, procurement, general and administrative (“G&A”), and finance and tax. In operations, Barrick plans to optimize and share mining and processing infrastructure in Nevada, Australia and Tanzania; reduce energy costs and inventory levels through joint infrastructure; and implement combined best practices at all locations. In exploration, Barrick plans on consolidating its land positions on the most prospective belts, and prioritize its pipeline of exploration projects. In procurement, Barrick expects to generate significant savings from its improved purchasing power, as deployed by its worldwide supply management group. The savings in G&A are expected to be derived from shared business practices and the elimination of duplication in offices and overheads in all regions. With respect to finance and tax, Barrick expects to realize jurisdictional tax synergies and enjoy both debt optimization and a lower overall cost of capital. As a result of its acquisition of Placer Dome, in addition to the above synergies, Barrick anticipates benefiting from increased reserves, resources and production; low-cost operations; having operations that are in close proximity to each other and on prospective gold belts; an expanded pipeline of projects; a strengthened exploration and development teams and a strong financial position.
     Pursuant to the provisions of a bid support and purchase agreement between Barrick and Goldcorp dated October 30, 2005, for cash consideration of approximately $1.5 billion, subject to adjustments, Goldcorp has agreed to acquire all of Placer Dome’s Canadian properties and operations (other than the offices in Toronto and Vancouver) (the “Goldcorp Transaction”), including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, at the option of Goldcorp, Barrick’s shares in Agua de La Falda S.A, which includes Barrick’s interest in the Jeronimo project. Goldcorp has also agreed to be responsible for all liabilities relating solely to these assets, including employment commitments and environmental, closure and reclamation liabilities. Pursuant to the provisions of the bid support and purchase agreement described above, as of October 31, 2005, Goldcorp bears the economic risks and benefits of the assets and liabilities to be acquired by it under the Goldcorp Transaction. Having completed the acquisition of Placer Dome, Barrick is working with Goldcorp to complete the Goldcorp Transaction. Subject to satisfying certain regulatory and tax matters, Barrick expects to complete the Goldcorp Transaction in the second quarter of 2006. See “Risk Factors – Closing of the Goldcorp Transaction”.
     In October 2005, Placer Dome reached an agreement in principle whereby it would sell its interest in the Cerro Casale project to Bema Gold Corporation and Arizona Star Resources Corp. Information contained in this Annual Information Form regarding Placer Dome or Barrick, subsequent to its acquisition of Placer Dome, assumes the sale of the Cerro Casale project.
     On February 20, 2006, Placer Dome announced its fourth quarter and year end results for 2005. Placer Dome reported gold mineral reserves of 60.4 million ounces and copper reserves of 6.15 billion pounds at December 31, 2005 (these figures include the Placer Dome properties to be sold to Goldcorp). Placer Dome reported that it produced 3.6 million ounces of gold and 359 million pounds of copper in 2005. The results of Placer Dome set out in this paragraph are as per Placer Dome’s press release dated February 20, 2006. Information relating to Placer Dome may be subject to different risks and uncertainties than the historical information relating to Barrick set forth in this Annual Information Form. See “Risk Factors — Inclusion of Historical Placer Dome Information in Annual Information Form”.
     The properties acquired by Barrick as a result of its acquisition of Placer Dome include 12 producing mines based in North America, South America, Africa, Australia and Papua New Guinea, and three significant projects that are in various stages of exploration/development. Of these properties, the most significant mines are Cortez in the United States, Zaldivar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo Viejo in the Dominican Republic. For a description of Barrick’s principal operating properties, including former Placer Dome properties, see “Principal Regions”.

Significant Subsidiaries,
Operating Mines and Projects

Barrick Gold Corporation (Ontario)
Sutton Resources Ltd. (British Columbia)
BGC Holdings Ltd. (Cayman Islands)
Romanex International Limited (British Columbia)
Barrick Holdings International Ltd (Cayman Islands)
50%
Kabanga Project (Tanzania)
Kabanga Nickel Company Limited (Tanzania)
Barrick International Bank Corp (Barbados)
Peru Mineral Ventures Limited (Cayman Islands)
Barrick South America Ltd (Cayman Islands)
HMCL Holdings Ltd (Cayman Islands)
Barrick Holdings Ltd (Cayman Islands)
Kahama Mining Corporation Limited (Tanzania)
Barrick Gold South America SA (Chile)
Bulyanhulu Mine (Tanzania)
South American Mineral Ventures Limited (Cayman Islands)
Compania Minera San Jose, de Argentina (Cayman Islands)
Compania Minera San Jose Inc (Cayman Islands)
Exploraciones Mineras Argentinas S.A (Panama)
Minera Barrick Misquichilca SA (Peru)
Barrick Exploraciones Argentina SA (Argentina)
Compania Minera Nevada Ltda (Chile)
Pierina Mine (Peru)
Pascua-Lama Project (Chile/Argentina)
Lagunas Norte Mine (Peru)
ABX Financeco Inc (Delaware)
PSI Acquisition Inc (Ontario)
Barrick Gold Exploration Inc (Delaware)
Pangea Goldfields Inc. (Ontario)
Barrick Gold Finance Inc (Delaware)
Barrick Holding Co (California)
Pangea Minerals Ltd (Tanzania)
Barrick Goldstrike Mines Inc. (Colorado)
Goldstrike Open Pit (United States)
Goldstrike Underground (United States)
Homestake Mining Company (Delaware)
Tulawaka Mine (Tanzania)
Homestake Mining Company of California (California)
Buzwagi Project (Tanzania)
Barrick Gold Finance Company (Nova Scotia)
Bargold Corporation (Delaware)
Homestake Nevada Corporation (California)
BGC Finance Pty Ltd (Northern Territory)
East Archimedes Project (United States)
Barrick Gold Inc (Ontario)
25%
25%
Round Mountain Mine (United States)
Barrick Mining Company (Australia) Limited (New South Wales)
Barrick Gold of Australia Limited (South Australia)
Argentina Gold Corp (Canada)
60%
Hemlo Property (Canada)
Eskay Creek Mine (Canada)
Argentina Gold (Bermuda) I Ltd. (Bermuda)
Argentina Gold (Bermuda) II Ltd (Bermuda)
Minera Argentina Gold SA (Argentina)
Veladero Mine (Argentina)
Forsyth NL (Western Australia)
Plutonic Operations Limited (New South Wales)
Kalgoorlie Consolidated Gold Mines Pty Ltd (Western Australia)
Barrick Australia Limited (South Australia)
50%
Lawlers Mine (Australia)
Red Rock Mining Corporation Ltd (New South Wales)
Plutonic Mine (Australia)
Kalgoorlie Mine (Australia)
Cowal Project (Australia)
Granny Smith Mining Limited (Queensland)
Sundowner Minerals NL (New South Wales)
Darlot Mine (Australia)
Placer Dome Inc (Canada)
Placer Dome Africa Holdings (Cayman) Limited (Cayman Islands)
Placer B-C Limited (Barbados)
Placer Dome Australia Limited (New South Wales)
Placer Dome America Holding Corporation (Nevada)
Placer Dome Australia Limited (New South Wales)
Placer Dome Dominicana Corporation (Barbados)
Pueblo Viejo Project (Dominican Republic)
PDG Aurora Limited (Cayman Islands)
Zaldivar Chile Inc (Barbados)
Placer Pacific (Osborne) Pty. Limited (N.S.W.)
Placer Turquoise Ridge Inc. (Delaware)
Placer Dome Niugini Limited (Papua New Guinea)
Placer Dome South Africa (Proprietary) Limited (South Africa)
Compania Minera Zaldivar (Barbados)
Osborne Mine (Australia)
Turquoise Ridge Mine (United States)
Placer (Granny Smith) Pty Limited (Western Australia)
50%
Granny Smith Mine (Australia)
40%
AurionGold Limited (Australian Capital Territory)
Granny Smith Mines Ltd (New South Wales)
Placer Dome (P.N.G.) Limited (Papua New Guinea)
50%
South Deep Mine (South Africa)
Zaldivar Mine (Chile)
PDG Sera (Cayman) Limited (Cayman Islands)
Placer Dome U.S. Inc (California)
50%
Goldfields PNG Holdings Limited (Papua New Guinea)
25%
Porgera Mine (Papua New Guinea)
PDG Aurora LLC (Cayman Islands)
Bald Mountain Mine (United States)
Delta Gold Limited (New South Wales)
15%
Dome Creek Project (United States)
Kanowna Belle Gold Mines Limited (Queensland)
Kanowna Belle Mine (Australia)
Golden Sunlight Mines Inc (California)
Henty Gold Limited (Western Australia)
Henty Mine (Australia)
Golden Sunlight Mine (United States)
Placer Cortez Inc (Delaware)
East African Investments Pty Ltd. (South Australia)
86.74%
Placer Dome Tanzania Limited (Tanzania)
13.26%
60%
Cortez Mine (United States)
East African Gold Mines Limited (Australian Capital Territory)
North Mara Mine (Tanzania)

NARRATIVE DESCRIPTION OF THE BUSINESS
Production and Total Cash Costs
     For the year-ended December 31, 2005, Barrick produced 5.46 million ounces of gold at average total cash costs of $227 per ounce. Reflecting its acquisition of Placer Dome, Barrick’s 2006 gold production is targeted at between 8.6 and 8.9 million ounces of gold, at expected average total cash costs of $275 to $290 per ounce of gold and copper production is targeted at approximately 350 million pounds, at expected total cash costs of $1.10 per pound of copper. Copper total cash costs per pound include the estimated impact of purchase accounting fair value adjustments. Excluding these one-time, non-cash accounting adjustments, copper total cash costs would be lower by approximately $0.35 per pound. The above 2006 guidance is preliminary in nature. Information relating to Barrick’s production and cost targets post-Placer Dome acquisition also assumes the completion of the Goldcorp Transaction and is subject to risks and uncertainties. See “Risk Factors — Inclusion of Historical Placer Dome Information in Annual Information Form” and “- Closing of the Goldcorp Transaction”, as well as “Forward-looking Information”.
     Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, mining taxes and accretion expense, except for amortization. Total cash costs per ounce is calculated by dividing the aggregate of these costs by gold ounces (or pounds of copper, as applicable) sold. Subject to the impact of the change in accounting policy described below, total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Barrick presents amortization separately from cost of sales in its income statement. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales on the income statement. Set out below is a reconciliation illustrating the impact of excluding amortization from 2005 and 2004 cost of sales and total cash costs per ounce statistics.
     In managing Barrick’s mining operations, management disaggregates cost of sales between amortization and the other components of cost of sales. Total cash costs per ounce statistics are used by management as a key measure to monitor the performance of Barrick’s mines. Management uses the statistics to assess how well the Company’s mines are performing against internal plans, and also to assess the overall effectiveness and efficiency of the Company’s mining operations. Management also uses amortization cost per ounce statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, management is better able to identify and address key performance trends. Management believes that the presentation of these statistics in this manner in this Annual Information Form enhances the ability of investors to assess Barrick’s performance. These statistics also enable investors to better understand year-on-year changes in cash production costs, which in turn affect Barrick’s profitability and ability to generate cash flow.
     The principal limitation associated with total cash costs per ounce statistics is that they do not reflect the total costs to produce gold or copper, which in turn impacts the earnings of Barrick. Management believes that it has compensated for this limitation by highlighting the fact that total cash costs exclude amortization as well as providing details of the financial effect. Management believes that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce statistics.
     Total cash costs per ounce statistics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
Illustration of Impact of Excluding Amortization from Total Cash Costs Per Ounce
($ millions, except per ounce information in dollars)

For the years ended December 31	2005	2004
Cost of sales per Barrick income statement	$1,214	$1,047

Amortization at producing mines	409	425

Cost of sales including amortization	$1,623	$1,472

Ounces sold (thousands)	5,320	4,936

Total cash costs per ounce as reported	$227	$214

Amortization per ounce	76	86

Cost of sales (including amortization) per ounce	$303	$300
     In 2005, Barrick adopted “Emerging Issues Task Force Issue No. 04–6, Accounting for Stripping Costs Incurred During Production in the Mining Industry” (“EITF 04–6”), which relates to the accounting for stripping costs in the production stage at a mine. The new accounting rules require the actual stripping costs incurred each period be reflected in the cost of ore mined for the same period, and will likely lead to greater period-to-period volatility in total cash costs. Previously, stripping costs were deferred and amortized based on a life-of-mine stripping ratio that smoothed the costs over time. Results for periods prior to 2005 were not restated in accordance with the transition rules of EITF 04-6. Cost of sales and related total cash costs per ounce statistics for 2004 and prior periods have not been restated, and are therefore not comparable to current-year amounts.
Gold Mineral Reserves and Mineral Resources
     At December 31, 2005, Barrick’s total proven and probable gold mineral reserves were 88.6 million ounces. During 2005, Barrick produced 5.46 million ounces of gold (6.5 million contained ounces) and added approximately 6 million contained ounces to reserves for a minor decrease in total reserves from year-end 2004 of approximately 500,000 contained ounces (see “- Reconciliation of Mineral Reserves”). The addition to reserves of 6 million contained ounces is primarily attributable to Pascua-Lama, Round Mountain and Buzwagi. Except as noted below, 2005 reserves have been calculated using an assumed gold price of $400 (A$560) per ounce, a silver price of $6.25 per ounce and exchange rates of $1.30 C$/US$ and $0.72 US$/A$. Reserves at the Hemlo and Eskay Creek properties assumed a gold price of $425 per ounce, with Hemlo assuming an exchange rate of $1.20 C$/US$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.
     Placer Dome announced gold mineral reserves of 60.4 million ounces and copper reserves of 6.15 billion pounds at December 31, 2005 (these figures include the Placer Dome properties to be sold to Goldcorp). Assuming the sale of certain Placer Dome properties to Goldcorp, Placer Dome had gold mineral reserves of 50.1 million ounces and copper reserves of 6.15 billion pounds at December 31, 2005. For a breakdown of Placer Dome’s reserves and resources by category and other information relating to Placer Dome’s reserves and resources, see Placer Dome’s press release dated February 20, 2006. Placer Dome’s announced reserves and resources were calculated by employees of Placer Dome in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities, and in accordance with Placer Dome’s previously established policies and procedures, and have not been independently verified by Barrick. Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards to classify mineralization as a reserve. Based on a preliminary review, Barrick does not intend to report mineralization at the Pueblo Viejo project as a reserve for US reporting purposes at this time.
     Barrick’s reserves and resources have been calculated as at December 31, 2005 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Calculations have been prepared by employees of Barrick under the supervision of Jacques McMullen, Corporate Head, Metallurgy and Process Development, Rick Allan, Director — Engineering and Mining Support, and Rick Sims, Manager Corporate Reserves. Such calculations incorporate then current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ – Notes to the Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by Mr. McMullen, Mr. Allan and/or Mr. Sims, employees under their supervision, and/or independent Qualified Persons. Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Principal Regions”.
     Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934, which (as interpreted by the Staff of the U.S. Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “ – Notes to the Mineral Reserves and Resources and Reconciliation Tables”).
     Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Forward-Looking Information”.
     Definitions
     A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
     An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
     An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
     A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.
     A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
     A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     Gold Mineral Reserves (1), (3), (4), (7), (10), (11)
     As at December 31, 2005

PROVEN				PROBABLE			TOTAL
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
North America
Operating Mines
Goldstrike Open Pit	65,522	0.119	7,773	48,990	0.139	6,830	114,512	0.128	14,603
Goldstrike Underground	2,867	0.489	1,403	4,452	0.308	1,370	7,319	0.379	2,773
Goldstrike Property
Total	68,389	0.134	9,176	53,442	0.153	8,200	121,831	0.143	17,376
Round Mountain (50%)	47,013	0.022	1,056	90,791	0.014	1,282	137,804	0.017	2,338
Hemlo (50%)	7,070	0.103	729	3,312	0.065	215	10,382	0.091	944
Eskay Creek	180	0.828	149	88	0.773	68	268	0.810	217
Marigold (33%)	17,701	0.022	389	14,845	0.020	300	32,546	0.021	689
Project
East Archimedes	7,363	0.061	446	9,730	0.058	565	17,093	0.059	1,011

South America
Operating Mines
Veladero	22,139	0.037	812	363,998	0.032	11,829	386,137	0.033	12,641
Lagunas Norte	11,198	0.041	460	215,942	0.036	7,806	227,140	0.036	8,266
Pierina	24,974	0.038	949	40,466	0.024	967	65,440	0.029	1,916
Projects
Pascua-Lama(12)	43,666	0.051	2,218	353,775	0.046	16,131	397,441	0.046	18,349

Australia/Africa
Operating Mines
Kalgoorlie (50%)	45,518	0.053	2,395	39,365	0.063	2,499	84,883	0.058	4,894
Plutonic	235	0.149	35	16,319	0.145	2,364	16,554	0.145	2,399
Lawlers	1,505	0.106	159	2,255	0.139	313	3,760	0.126	472
Darlot	1,968	0.116	229	4,375	0.157	685	6,343	0.144	914
Bulyanhulu	1,809	0.412	745	24,107	0.414	9,987	25,916	0.414	10,732
Tulawaka (70%)	195	0.195	38	778	0.436	339	973	0.387	377
Projects
Cowal	5,191	0.046	238	58,409	0.039	2,257	63,600	0.039	2,495
Buzwagi(7)	765	0.061	47	38,466	0.061	2,356	39,231	0.061	2,403

OTHER	—	—	—	363	0.435	158	363	0.435	158

TOTAL	306,879	0.066	20,270	1,330,826	0.051	68,321	1,637,705	0.054	88,591

See “ — Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Gold Mineral Resources (1), (2), (3), (5)
As at December 31, 2005

MEASURED (M)				INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
North America

Operating Mines
Goldstrike Open Pit	12,072	0.054	650	9,043	0.045	404	1,054	417	0.089	37
Goldstrike Underground	1,015	0.472	479	2,219	0.346	768	1,247	3,034	0.386	1,172
Goldstrike Property Total	13,087	0.086	1,129	11,262	0.104	1,172	2,301	3,451	0.350	1,209
Round Mountain (50%)	6,605	0.019	124	11,101	0.015	172	296	17,687	0.013	229
Hemlo (50%)	821	0.166	136	1,159	0.141	163	299	2,820	0.143	404
Eskay Creek	235	0.332	78	441	0.306	135	213	176	.0443	78
Marigold (33%)	11,813	0.018	216	8,093	0.021	173	389	54,368	0.013	693
Projects
East Archimedes	979	0.063	62	2,070	0.060	125	187	—	—	—

South America

Operating Mines
Pierina	1,057	0.020	21	2,521	0.018	46	67	265	0.023	6
Veladero	663	0.005	3	2,108	0.005	11	14	125,649	0.010	1,266
Lagunas Norte	822	0.028	23	47,142	0.036	1,676	1,699	21,592	0.051	1,103
Projects
Pascua-Lama	7,725	0.035	270	53,687	0.038	2,034	2,304	20,400	0.049	1,003

Australia/Africa

Operating Mines
Kalgoorlie (50%)	1,663	0.058	96	2,602	0.065	169	265	2,009	0.149	300
Plutonic	274	0.245	67	17,934	0.150	2,686	2,753	9,527	0.189	1,800
Lawlers	11	—	—	6,235	0.169	1,054	1,054	953	0.161	153
Darlot	490	0.116	57	2,956	0.111	328	385	117	0.222	26
Bulyanhulu	—	—	—	3,776	0.469	1,770	1,770	4,601	0.567	2,608
Tulawaka (70%)	—	—	—	—	—	—	—	110	0.127	14
Projects
Cowal	2,594	0.038	98	54,614	0.034	1,868	1,966	14,534	0.034	488
Buzwagi	309	0.042	13	18,411	0.043	796	809	618	0.040	25

Other	—	—	—	6,940	0.113	783	783	8,529	0.112	954

TOTAL	49,148	0.049	2,393	253,052	0.060	15,161	17,554	287,406	0.043	12,359

See “ — Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Reconciliation of Mineral Reserves (1), (7), (10), (11)

				Mineral Reserves
	Mineral Reserves	Processed in	Increase	December 31,
Property (000’s of ounces)(9)	December 31, 2004(6)	2005	(decrease)	2005(4)

North America

Operating Mines
Goldstrike Open Pit	16,188	(1,767)	182	14,603
Goldstrike Underground	2,970	(567)	370	2,773
Round Mountain	1,538	(474)	1,274	2,338
Marigold	744	(81)	26	689
Eskay Creek	513	(183)	(113)	217
Hemlo	1,260	(245)	(71)	944
Project
East Archimedes	1,011			1,011
South America

Operating Mines
Lagunas Norte	9,123	(842)	(15)	8,266
Pierina	2,508	(718)	126	1,916
Veladero	12,849	(99)	(109)	12,641
Project
Pascua-Lama(12)	17,615		734	18,349
Australia/Africa

Operating Mines
Plutonic	2,512	(273)	160	2,399
Lawlers	405	(168)	235	472
Darlot	1,048	(142)	8	914
Kalgoorlie (50%)	5,181	(489)	202	4,894
Bulyanhulu	10,596	(351)	487	10,732
Tulawaka	382	(87)	82	377
Projects
Cowal	2,495			2,495
Buzwagi(7)			2,403	2,403

OTHER	118		40	158

Total	89,056	(6,486)	6,021	88,591

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)	Mineral reserves and resources have been calculated as at December 31, 2005 and exclude reserves and resources of Placer Dome, which was acquired by Barrick in early 2006. For information on reserves and resources as at December 31, 2005 announced by Placer Dome, see Placer Dome’s press release of February 20, 2006.

(4)	Mineral reserves have been calculated as at December 31, 2005 using an assumed gold price of $400 (A$560), a silver price of $6.25 and exchange rates of $1.30 $Can/$US and $0.72 $US/$Aus. Reserves at the Hemlo and Eskay Creek properties assumed a gold price of $425. Reserves at the Hemlo property assumed an exchange rate of $1.20 $Can/$US. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

(5)	Resources as at December 31, 2005 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. Assumed gold prices of $450 and A$625 have been used in estimating resources.

(6)	Mineral reserves have been calculated as at December 31, 2004 using an assumed gold price of $375 per ounce, a silver price of $5.50 per ounce and an exchange rate of $1.45 C$/US$. Reserves at the Australian properties assumed a gold price of A$560 per ounce. Reserves at the Hemlo property assumed a gold price of $350 per ounce and an exchange rate of $1.35 C$/US$. Reserves at Round Mountain are based on pit designs consistent with a gold price of $375 per ounce. Reserves at the Marigold property assumed a gold price of $350 per ounce. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Cost estimates at each Australian property assumed an exchange rate of $0.70 US$/A$.

(7)	Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the U.S. Securities and Exchange Commission, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2005, the mineralization at the Buzwagi project was classified as mineralized material.

(8)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)	Ounces estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces.

(10)	Reserves as at December 31, 2005 include stockpile material totalling approximately 77.6 million tons, containing approximately 4.7 million ounces. Properties at which stockpile material represents more than 5% of the reported reserves are as follows:

			Contained
	Tons	Grade	Ounces
Property	(000’s)	(oz/ton)	(000’s)

Kalgoorlie	12,629	0.033	419
Goldstrike	40,347	0.095	3,848
Round Mountain	21,089	0.014	287
(11)	The metallurgical recovery applicable at each property and the cut-off grades used to determine reserves as at December 31, 2005 are as follows:

	Metallurgical
	Recovery	Cut-off Grade
	(%)	(oz/ton)

OPERATING MINES
Goldstrike Property
Open Pit	83.0	0.050-0.070
Underground	89.8	0.110-0.328

	Metallurgical	Cut-off Grade
	Recovery
	(%)	(oz/ton)
Marigold	68	0.010
Round Mountain	69.6	0.006-0.028
Eskay Creek	82.7	0.890
Hemlo Property
David Bell	93.0	0.160-0.213
Williams	94.7	0.038-0.205
East Archimedes	74.3	0.011-0.088
Pierina	84.5	0.010-0.015
Lagunas Norte	70.8	0.007-0.027
Veladero	72.4	0.017-0.022
Pascua-Lama	82.4	0.025-0.094
Darlot	97.0	0.058-0.116
Lawlers	95.6	0.029-0.106
Plutonic	90.0	0.082-0.111
Kalgoorlie	87.7	0.026
Cowal	83.2	0.012-0.018
Bulyanhulu	89.0	0.219-0.241
Tulawaka	95.0	0.036-0.047
Buzwagi	90.3	0.020-0.023
(12)	Barrick is currently assessing the implications of conditions contained in the resolution issued by Chilean regulatory authorities approving the environmental impact assessment for the Pascua-Lama project. It is possible that, following the completion of such assessment, up to 1 million ounces of mineralization at the Pascua-Lama project may be reclassified from reserves to mineralized material for U.S. reporting purposes.
Uses of Gold
     Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) may further facilitate investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.
Sales and Refining
     Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer. Barrick’s gold is currently being refined to market delivery standards by several refiners throughout the world. The gold is then delivered to meet commitments under gold sale contracts or sold to various gold bullion dealers or smelters on a competitive basis at spot prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters and refiners. The Company believes that, because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of any of its current refiners.

Employees — Labour Relations
     As at February 15, 2006, Barrick employed approximately 7,400 employees worldwide, as well as approximately 1,600 employees at operations jointly owned by Barrick, substantially all of who are employed in the United States, Canada, Australia, Chile, Peru, Argentina and Tanzania. Unions represent approximately 1,100 persons at the Company’s operations. Management believes that labour relations at all locations are good.
     At December 31, 2005, Placer Dome employed approximately 15,000 people worldwide, including approximately 12,800 employees at its subsidiaries and joint ventures, and 2,200 contract employees. Labour relations with unionized workers, at operations where collective agreements are in place, were good with no labour unrest experienced in 2005 with the exception of South Deep and Zaldivar. The South Deep mine was impacted by a brief strike in August 2005. At Zaldivar, the mine experienced a strike in July 2005. In January 2006, the Porgera mine experienced a short strike.
     Despite generally good labour relations, recent increased demand for skilled workers in the resource industry has led to an increase in employee turnover at certain of Barrick’s operations. This competition for qualified employees may lead to workforce shortages.
Competition
     The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases on gold and other precious metals prospects and in connection with the recruitment and retention of qualified employees (see “ — Employees — Labour Relations”).
     There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to continue to acquire attractive gold mining properties on terms it considers acceptable.
PRINCIPAL REGIONS
     Barrick’s principal regions are North America, Australia/Africa, South America and Russia/Central Asia. For the purposes of this Annual Information Form, reflecting its acquisition of Placer Dome, Barrick has identified Goldstrike, Cortez, Lagunas Norte, Veladero and Zaldivar as material operating properties and Pascua-Lama as a material development project. The following is a description of Barrick’s material operations and its material development project by region.
North America
     Operating Properties
     Reflecting Barrick’s acquisition of Placer Dome, Barrick’s material North American operations consist of its Goldstrike property and its 60% interest in the Cortez property, including the Cortez Hills project. Its other operations consist of its 50% interest in the Round Mountain mine, its Eskay Creek mine, its 50% interest in the Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. Barrick’s North American projects are its East Archimedes project, its Donlin Creek project and its Pueblo Viejo project.

     Goldstrike Property
     General Information
     The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on the mine’s operations.
     PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. The Goldstrike Underground mine, which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the Goldstrike Underground mine, into production was completed and a new ball mill was added to increase autoclave recovery. A total of approximately 1,600 employees work at the Goldstrike Open Pit and Goldstrike Underground mines.
     As of December 31, 2005 the Goldstrike property comprised approximately 4,197 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and approximately 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage. The Goldstrike Open Pit and Goldstrike Underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.
     Geology
     The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanics and sediments during Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.
     The major gold deposits — Post Oxide, Betze and Meikle — are all hosted in sedimentary rocks of Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Meikle are found in the silty limestones and debris flows of the Popovich Formation. The gold at Goldstrike was carried into the various ore bodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits — Betze, Deep Post and Meikle — the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.
     Processing
     The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined design capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from both the Goldstrike Open Pit and Goldstrike Underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. All operations permits have been obtained and are in good standing. In 2004, the Nevada Public Utilities Commission approved Barrick’s proposal to build a 115 megawatt natural gas-fired power plant that is capable of providing 85 percent of Goldstrike’s future power requirements. The plant was completed and began operating in December 2005. By building the power plant and bringing additional energy generating capacity on line, Barrick was granted the right to purchase power on the open market and firm import capacity on the transmission system to meet approximately 15% of Goldstrike’s future power requirements. Barrick has engaged a third-party energy management company to purchase natural gas to fuel the power plant and to optimize power purchases in the open market. The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.
     Environment
     The Goldstrike property operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2005, except as described below, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The Company did pay one fine of $10,000 to the State of Nevada for a violation of its air permit at the Goldstrike property. A panel of a dust shield (essentially, a large metal shed) that surrounds the Rodeo backfill shaft was removed to allow a drill rig to drill through and blast an obstruction in the shaft, but was not replaced before the backfill shaft resumed operations. Dust was allowed to escape into the area of the open pit mine during the incident and there are no long-term environmental consequences.
     At December 31, 2005, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17 to the Consolidated

Financial Statements), for the property was $49.9 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. Major expenditure items covered by the asset retirement obligation are long term care and monitoring, surface contouring, waste dump closure and process facility demolition. See “Environment and Closure”.
     Exploration
     In 2005, exploration and development drilling programs focused on the North Post underground resource delineation target and exploring for new resources to the North and South of the pit, along the Post fault zone corridor and under the Goldstrike stock. In 2006, the exploration group will focus on resource delineation drilling at the underground North Post and Banshee deposits, expanding new resources discovered at North Post in 2005. Drilling for new resources in 2006 will also be conducted based on targets generated from revisions to the property-wide 3D geology model.
     Recent exploration on the Goldstrike property tested for deep mineralization below the North Post deposit with positive results, extensions of mineralization discovered in 2003 and 2004 to the north and south of the pit with mixed results, and deep conceptual targets below the Goldstrike Underground mine and below the Goldstrike intrusive with negative results. Down-dip extensions of the Rodeo upper zone were tested along the Post fault zone with negative results, but other targets at Rodeo were not tested due to difficult drilling conditions and a lack of drill rig availability. A deep drill test east of the Post fault failed to reach the target horizon due to difficult drilling conditions. The 2003 re-evaluation and re-interpretation of mine and exploration data gathered from 1987 to 2003 focused on the areas directly north and south of the pit and led to successful drilling programs in 2003 and 2004. The mixed results of 2005 were in part due to testing high-risk conceptual targets and testing beyond the limits of the most updated/accurate portions of the geology model. A total of approximately 50,400 meters of drilling were completed for the year.
     In 2006, Barrick plans to advance and expand the North Post reserve development drilling program, and start reserve development drilling at the Banshee deposit as the Banshee drift is completed. Barrick also plans to refine the property-wide geology model and test drill targets across the Goldstrike property by expanding the re-logging and re-modeling program initiated in 2003. The goal is to increase the drill sample density within existing resources areas and add new resources in 2006.
     Goldstrike Open Pit Mine
     The Goldstrike Open Pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. It produced 1,514,000 ounces of gold in 2005 at average total cash costs of $235 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is approximately 18 years.
     Geology
     The gold mineralization at Goldstrike Open Pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

     Drilling and Analysis
     More than 6,500 drill holes have been completed within and around the Betze-Post deposit. Approximately 69 percent of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes. Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53 meters and at Post is 46 meters. Drill spacing in the North Screamer and West Barrel deposits is approximately 30 meters. Almost all of the total drill hole footage has been sampled on 1.5 meter intervals and assayed for gold by the fire assay method with cyanide AA finish. All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.
     Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.
     The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.
     Royalties
     Most of the property comprising the Goldstrike Open Pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.
     Production Information
     The following table summarizes certain production and financial information for the Goldstrike Open Pit mine for the periods indicated:

	Year ended	Year ended
	December 31, 2005	December 31, 2004
Tons mined (000’s)	129,833	134,212
Tons of ore processed (000’s)	10,097	10,779
Average grade processed (ounces per ton)	0.175	0.151
Recovery rate (%)	85.6	85.1
Ounces of gold produced (000’s)	1,514	1,381
Average total cash costs per ounce[1]	$ 235	$ 249

1.	For an explanation of the use of non-GAAP performance measures, refer to “Narrative Description of the Business — Production and Total Cash Costs”.
     Goldstrike Underground Mine
     The Meikle orebody, located 1.6 kilometers north of the Goldstrike Open Pit mine on the Goldstrike property, is a high grade orebody which was discovered in 1989. The Meikle orebody now incorporates the Main Meikle, Meikle Extension, South Meikle and Griffin underground zones. An intensive development program to bring the Rodeo deposit into production was completed in late 2001. While exploration drilling will continue at depth below Main Meikle and in the Rodeo area, the best potential for reserve additions is likely north of Main Meikle, in an area known as Banshee.

     Two different underground mining methods are used at Goldstrike Underground, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). Goldstrike Underground is a trackless operation which commenced production in September 1996. Based on existing reserves and production capacity, the expected remaining mine life is 7 years.
     The underground mine, which originally produced at a rate of approximately 2,000 tons of ore per day, averaged 4,036 tons per day in 2005 and 4,305 tons per day in 2004. Goldstrike Underground produced approximately 510,000 ounces of gold in 2005 at average total cash costs of $314 per ounce. In 2005, mining activity took place in five main areas – Main Meikle, Meikle Extension, South Meikle, Griffin and Rodeo. In 2006, mining activity will continue in these five areas.
     Geology
     Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike Underground mine. In contrast to the Goldstrike Open Pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.
     Drilling and Analysis
     Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, and West Griffin) commenced in 1995 and a total of 356,837 meters in 5,350 underground holes had been completed in and around the deposit as of December 31, 2005. A total of 338 surface holes, for 157,608 meters, have been drilled in and around the Meikle deposit.
     Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2005, a total of 2,041 underground holes totaling 161,267 meters had been drilled in and around the deposit. A total of 230 surface holes, for 104,943 meters, have been drilled in and around the Rodeo deposit.
     Although the majority of drilling is core, approximately 43% of Meikle and 60% of Rodeo definition drilling are by underground reverse-circulation methods. Drill spacing through the Meikle deposit is 8 to 26 meters. Some of the wider-spaced core holes are sampled on six meter intervals (chip samples) and 1.5 meter whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.436 oz of gold per ton. Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.
     Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.
     Royalties
     The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.
     Production Information
     The following table summarizes certain production and financial information for the Goldstrike Underground mine for the periods indicated:

	Year ended	Year ended
	December 31, 2005	December 31, 2004
Tons mined (000’s)	1,463	1,573
Tons of ore processed (000’s)	1,488	1,566
Average grade processed (ounces per ton)	0.38	0.40
Recovery rate (%)	89.9	89.7
Ounces of gold produced (000’s)	510	562
Average total cash costs per ounce[1]	$314	$255

1.	For an explanation of the use of non-GAAP performance measures, refer to “Narrative Description of the Business – Production and Total Cash Costs”.

     Cortez Mine
     Barrick acquired the Cortez mine in the Placer Dome acquisition. Thus, information relating to the Cortez mine may be subject to different risks and uncertainties than the historical information relating to Barrick set forth in this Annual Information Form. See “Risk Factors - Inclusion of Historical Placer Dome Information in Annual Information Form”.
     General Information
     Reflecting its acquisition of Placer Dome, Barrick is the owner of a 60% joint venture interest and is the operator of the Cortez joint venture (“Cortez”). The remaining 40% interest is held by Kennecott Explorations (Australia) Ltd. The Cortez mine is located 100 kilometers southwest of Elko, Nevada in Lander County, United States of America and currently employs approximately 475 people. The Pipeline property is 11 kilometers northwest and the Cortez Pediment property (which includes the Cortez Hills deposit) is 4 kilometers southeast of the original Cortez milling complex. Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads. The climate is fairly arid and has little impact on the mine’s operations. The elevation at the site is 1,600 meters.

     In 1964, the Cortez joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1990, a roaster facility was commissioned to process refractory ore. The roaster facility was decommissioned in 1996. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered. The Cortez Hills discovery was announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott in September 2005. Barrick is currently reviewing these development plans.
     The Cortez area of interest comprises approximately 261,000 hectares along the Cortez/Battle Mountain trend, within which about 92,000 hectares are directly controlled by the Cortez joint venture. In total, the property rights controlled by Cortez either from outright ownership or by lease consist of 9,566 unpatented mining claims and 24,895 hectares of patented mining claims and fee mineral and surface land. Inclusive in the overall property rights, Cortez also manages the Buckhorn joint venture ground which consists of 789 patented and unpatented mining claims, and the Coral joint venture ground which consists of 161 unpatented lode claims.
     Geology
     The Cortez Joint Venture property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of micron-sized free gold particles that are disseminated throughout the host rock, commonly in association with secondary silica, iron oxides or pyrite.
     The Cortez property consists of the Pipeline/South Pipeline Complex (includes Crossroads area), Gap, Gold Acres, Cortez, Horse Canyon, Cortez Hills and Pediment deposits. Principal lithologic units identified within the Pipeline/South Pipeline complex deposit area are the Silurian Roberts Mountains Formation (“Srm”), Devonian Wenban Limestone (“Dw”), and the Quaternary alluvium. The Pipeline/South Pipeline complex deposits are hosted primarily in the sheared and variably altered Srm, a thinly bedded calcareous siltstone (silty carbonate unit). The thickness of the Srm exceeds 600 meters in the deposit area.
     The Pipeline/South Pipeline complex deposit area is covered by Quaternary alluvium ranging in thickness from approximately 10 meters to greater than 200 meters. The alluvium-bedrock contact dips gradually to the east (less than 10 degrees) at an angle shallower than and sub-parallel to the bedding of the strata below. The Dw is exposed along the western portion of the Pipeline/South Pipeline open pit high wall.
     The Pipeline/South Pipeline complex deposits are comprised of two mineralized zones: a shallow zone with depth to the top of the zone ranging from 10 meters to 180 meters below the pre-mining surface and a deeper zone that begins approximately 300 meters below the pre- mining surface. Both mineralized zones are low angle and tabular and range from 15 meters to 110 meters thick and dip to the east. The deposits are part of the same mineralized system and occupy area approximately 3,000 meters in a northerly direction and about 1,000 meters in an easterly direction.
     The Cortez Pediment deposit has one primary mineralized zone that is about 45 meters below the surface on the southern portion of the deposit and about 170 meters below the surface on the northern end of the deposit. The average thickness of the low angle tabular zone is about 75 meters. The deposit occupies area approximately 1,000 meters in a northerly direction and about 180 meters in an easterly direction.

     The Cortez Hills deposit is hosted in the upper portion of the Devonian carbonate sequence, has a strike length of more than 500 meters, and is approximately 200 meters wide. The mineralized zone starts approximately 120 meters below surface and continues up to 600 meters. The deposit remains open to the west and at depth.
     Reserves and Resources
     Place Dome announced its share of estimated reserves for Cortez as at December 31, 2005 of 6.3 million ounces of gold (141 million tonnes at average grade of 0.041 oz/ton) with a projected life of 17 years, For a breakdown of Placer Dome’s reserves and resources by category and additional information relating to such reserves and resources, see Placer Dome’s press release of February 20, 2006. Such reserves and resources were calculated by employees of Placer Dome in accordance with Placer Dome’s previously established policies and procedures, and have not been independently verified by Barrick.
     Mining and Processing
     The Pipeline and South Pipeline deposits are being mined by conventional open pit methods in nine stages. The first three stages of mining occurred in the Pipeline deposit over a period of ten years (1996 – 2005) and then mining of Pipeline/South Pipeline stages four through nine plus South GAP and Crossroads are scheduled to continue through 2018. Subject to permitting, Cortez Hills and Pediment are scheduled to be mined from 2006 through 2014. From 2005 through 2018, the mining production rate is expected to average 150 million tonnes per year.
     Three different metallurgical processes are employed for the recovery of gold. The process used for a particular ore is determined based on grade and metallurgical character of that ore. Lower grade oxide ore is heap leached, while higher-grade non-refractory ore is treated in a conventional mill using cyanidation and a carbon-in-leach (“CIL”) process. Carbonaceous ore is first dry ground, and then oxidized in a circulating fluid bed roaster, followed by CIL recovery. In 2002, a new leach pad and related process plant was commissioned with a capacity of processing 164 million tonnes of heap leach ore over the life of the asset. This facility was expanded in 2004 to a capacity of 272 million tonnes.
     Heap leach ore is hauled directly to leach pads for gold recovery. Carbonaceous mill ore is mined intermittently during the mining of the Pipeline/South Pipeline deposits. A portion of this ore was sold to the Jerritt Canyon Joint Venture in 2001 and to Barrick in 2001 through 2005. Additional high grade carbonaceous ore may be sold to third party roast plants; however, research and engineering studies indicate two different process options are viable for processing Pipeline / South Pipeline carbonaceous ore. Economic studies continue on these options including pre-feasibility / feasibility work.
     Water for process use at Pipeline is supplied from the open pit dewatering system. Electric power at Pipeline is supplied by Sierra Pacific Power Company (“SPPC”) through a 73 kilometer transmission line. A long term agreement is in place with SPPC to provide power through the regulated power system.
     The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.
     All requisite permits for the development of the entire Pipeline/South Pipeline deposit have been issued. The permits allow mining of the Pipeline / South Pipeline deposit, the South GAP deposit, and the Crossroads deposit with a restriction of dewatering depth to 3400-feet above mean sea level. Additional permitting will be required for the Cortez Hills Project, which includes the Pediment deposit.

     In its February 20, 2006 press release, Placer Dome reported that, during 2005, Cortez produced 903,621 ounces of gold. Placer Dome’s share of production was 542,173 ounces at an average cash and total cost of $206 and $242 per ounce, respectively. For an explanation of the use of above non-GAAP performance measures (“average cash and total cost”), see Placer Dome’s press release dated February 20, 2006 under the heading “Non-GAAP Measures”.
     Environment
     The mine’s dewatering operations have been improved with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is being utilized at a local ranch on a seasonal basis for irrigation purposes. Overall less than 1% of dewatering water is lost to evaporation. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).
     Cortez’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2005, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. United States regulations regarding arsenic drinking water standards have been revised, and the significance of these revisions to Cortez is being reviewed.
     At December 31, 2005, the amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143, for the property was $19.4 million (Placer Dome has accrued its 60% share — $11.6 million). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.
     Exploration, Drilling and Analysis
     Approximately 165,000 meters of exploration, development and condemnation drilling were completed in 2005. Of this drilling, 4% was directed to the Pipeline/South Pipeline/GAP Complex, 64% to the Cortez Hills/Pediment area and 11% to adjacent targets.
     The exploration potential in the immediate Cortez Hills/Pediment project areas remains positive. The potential mineralization in the Cortez Hills/Pediment area is located adjacent to and at depth from the Cortez Hills mineral reserve and between the Cortez Hills mineral reserve and the Pediment deposit. Additional drilling is in progress to better delineate the extent of the Cortez Hills/Pediment area.
     The drilling focus in 2005 was on exploration and condemnation drilling in the Cortez Hills / Pediment area, the Horse Canyon / ET Blue area, and the GAP, North GAP, and Pipeline Stages 8 and 9 areas, as well as other targets in the greater Gold Acres area and the Shoshone Range.
     Attractive drill intercepts requiring follow up, as well as geologic and geophysical targets, are present to the south of the South Pipeline deposit along the projected strike of the Pipeline fault. These targets could generate additional mineralized material. Outside the Pipeline/South Pipeline and Cortez Hills/Pediment deposit areas, exploration efforts around the existing deposits at Cortez, Gold Acres, Horse Canyon and Hilltop continue to display exploration potential.

     Assay data used for modeling and mineral resource estimation are predominantly from core and the remainder from reverse circulation drill samples. The Pipeline / South Pipeline deposit is drilled on 43 meter centres and the Cortez Hills/ Pediment deposits on 30 meter centres. Samples are collected at regular intervals (generally 3 meter intervals for reverse circulation and for core). Sample collection in areas with underground potential are collected on geologic intervals with a minimum sample interval of 0.3 meters and the maximum sample interval of 1.52 meters.
     Drilling in the Pipeline/South Pipeline, Gap, Cortez Hills and Pediment area is completed with reverse circulation pilots and diamond core tails. The mineralized portion of the deposit is drilled almost exclusively with diamond core holes. Geologic models are developed based on the drill hole database. Reconciliation of the Pipeline/South Pipeline geology model with mining to date indicates a good geological representation of the deposit by the model.
     An independent contractor has reviewed the sampling and analytical protocol of the drill samples from the deposit areas, including collection through final analysis and the quality control programs that meet industry standards. All analytical data is verified by the Cortez geologic staff prior to entry into the database used for modeling and mineral resource estimation. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.
     Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Cortez Gold Mines. Sample preparation and analyses are conducted by the Cortez Gold Mines lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory.
     Royalties
     All production by Cortez is subject to a 1.5% gross smelter return (“GSR”) royalty payable to the former shareholders of Idaho Mining Corporation. In addition, Royal Gold Inc. holds a GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and ECM Inc. holds a net value royalty of 5% (shared between ECM, Inc. and Royal Crescent Valley, Inc.) over a portion of the Pipeline/South Pipeline deposit.

Australia/Africa
     Reflecting Barrick’s acquisition of Placer Dome, Barrick’s Australian operations consist of its Kalgoorlie mine, its operating mines located in the Yilgarn District in Western Australia (Plutonic, Darlot and Lawlers) its Granny Smith mine, its Henty mine, its Kanowna mine and its Osborne mine. Barrick’s Australian project is its Cowal project located in central New South Wales. Barrick’s African operations are its Bulyanhulu mine, its Tulawaka mine and its North Mara mine, each in Tanzania, and its 50% interest in the South Deep mine in South Africa. Barrick owns a 75% interest in the Porgera mine, which is in Papua New Guinea.
South America
     Reflecting Barrick’s acquisition of Placer Dome, Barrick’s material South American operations consist of its Lagunas Norte mine, Veladero mine, in Argentina, and its Zaldivar copper mine, in Chile. Barrick’s material South American development project consists of the Pascua-Lama project in Chile and Argentina.
     Lagunas Norte Mine
     General Information
     The Lagunas Norte mine is an open pit, heap leaching operation. The mine is in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine. The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Generally, the climate of the area does not impact on the mine’s operations. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru.
     The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A. (CENTROMIN Peru S.A. (“Centromin”)), the State mining company, constructed a camp to re-evaluate the previous carbon operations. The Alto Chicama region hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere. Centromin conducted field surveys in 1999 and concluded there was potential for other mineralization on the property, including gold.
     The Alto Chicama mining district encompasses four concessions or mining rights totaling 20,322 hectares. In 2002, Barrick acquired the three primary mining concessions, encompassing 18,550 hectares, from Centromin pursuant to an international bid process. In 2005, these three concessions were consolidated into a single mining concession called “Acumulacion Alto Chicama”. Three additional mining concessions, encompassing 1,772 hectares, were subsequently acquired directly by Barrick. The mining rights have no expiry date as long as the annual land payments (currently $3.00 per hectare) are made.
     Peruvian authority approval of both the mine’s Environmental Impact Study (“EIS”) and principal construction permit were received in April 2004. Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities in respect of mine production start-up. Total capital construction cost for the mine was $323 million. In January 2006, the increase in ore processing capacity from 42,000 tonnes per day to up to 63,000 tonnes per day was authorized by the Peruvian authorities. All other material permits to conduct the operation of the Lagunas Norte mine have been obtained and are in good standing. The mine has approximately 400 employees.
     On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years. The 15 year period will be counted as from January 1, 2006.
     Barrick has an extensive community development program associated with this mine. Still, in the current political environment in Peru, it is expected that Barrick may experience some level of opposition and protest from local interests seeking additional benefits from Barrick’s mining activities.
     Geology
     The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.
     The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters with up to 300 meters depth.
     Mining and Processing
     The ore body is being mined as an open pit, truck-and-loader operation, at an average mining rate of 80,000 tonnes per day. Ore is crushed and then transported via truck to the leach pad. Run-of-mine ore is trucked directly to the leach pad. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138-kilowatt line connected to the Trujillo Norte substation, located in the costal city of Trujillo, approximately 95 kilometers from the mine. The waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected. Barrick has obtained property rights for the surface land required for the operation of the Lagunas Norte mine. Based on existing reserves and production capacity, the expected mine life is 9 years.
     Mining activity is focused on developing Phase 1 of the orebody, which is a high grade and low strip area of the mine site located directly north of the crusher. During 2006, Barrick will continue the development of Phase 2, which is also of high grade but significantly smaller in size in comparison to Phase 1. Phase 2 is located at the extreme north end of the orebody and consequently has a longer ore haul cycle.
     Environment
     Lagunas Nortes’ operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2005, all activities at Lagunas Norte were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.
     At December 31, 2005, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17 to the Consolidated Financial Statements), for the property was $27.5 million. See “Environment and Closure”.
     Exploration, Drilling and Analysis
     At December 31, 2005, Lagunas Norte had proven and probable reserves of 8.3 million ounces of gold. As of the December 31, 2005, 777 exploration and definition holes had been drilled, totaling 167,728 meters of drilling. Drilling of Lagunas Norte has been completed on average to 62 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters. Core is placed in metal trays at the drill site and transported to the core facility. Geological logs of all core are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists. Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database. Generally, sample lengths vary from 0.3 meters to 4.0 meters. A total of 129,374 samples have been taken during these drill programs. The average sample length is 1.3 meters. During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru. Since the commencement of operations, an on-site laboratory has been established. Industry standard quality assurance and quality control procedures, including the insertion of standards, duplicates and check assays, have been and continue to be employed since early exploration. Other projects and opportunities in the Alto Chicama district are being evaluated.
     Royalties
     Under the terms of the agreement with Centromin, Barrick has paid Centromin an advance contractual royalty of $2 million, which will be a credit against Centromin’s retained net smelter royalty of 2.51%.
     Financing
     In September 2004, Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, established a $56 million capital lease program with Citibank del Peru S.A. to partially finance the construction of certain assets at Lagunas Norte. The lease program was later increased and consolidated in September 2005, totaling $103 million. At December 31, 2005, the aggregate amount outstanding was $76 million. The lease has a term of five years and is non-recourse to Barrick. In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru. In March 2005, MBM filed an amended shelf prospectus with CONASEV and issued in April 2005 its first bond issuance for a total of $50 million having an 8 year term. MBM used all the proceeds from the bond issuance to finance construction and development costs of Lagunas Norte. In the second quarter of 2005, the mine was completed and production start-up was achieved.

     In addition, MBM has entered into two capital lease programs with Banco de Crédito del Perú up to $20 million and $10 million, to finance the construction of the Phases 1-1A and 2 of the Lagunas Norte Leach Pad.
     Production Information
     The following table summarizes certain production and financial information for the Lagunas Norte mine for the period indicated:

Year ended
December 31, 2005[1]
Tons mined (000’s)	23,653
Tons of ore processed (000’s)	14,269
Average grade processed (ounces per ton)	0.06
Ounces of gold produced (000’s)	550
Average total cash costs per ounce[2]	$110

1.	Lagunas Norte began production in the second quarter of 2005.

2.	For an explanation of the use of non-GAAP performance measures, refer to “Narrative Description of the Business – Production and Total Cash Costs”.
     The following diagram sets out the design and layout of the Lagunas Norte mine.

     Veladero Mine
     General
     The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two open pits: the Filo Federico pit and the Amable pit. Full construction of the mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005. The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of the Pascua-Lama property, approximately 370 kilometers by road northwest of the city of San Juan. The mine site is located at elevations of between 4,000 and 4,850 meters above sea level. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the project’s operating plan. Access to the property is via a combination of public highways and an upgraded private gravel road.
     Following its merger with Homestake, Barrick redesigned the Veladero mine, as previously designed by Homestake, and incorporated the exploitation of the Filo Norte deposit (which was situated within the boundaries of the Pascua-Lama property before the merger) as part of the Veladero mine. The Veladero mine is a combination of two properties: (i) the Veladero mining group, consisting of eight mining concessions owned by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) and operated by Barrick, pursuant to the provisions of the provincial law which governs the functioning of IPEEM, and by virtue of the contract between IPEEM and Barrick, and ii) Mina Ursulina Sur mining concession owned and controlled by Barrick. These two properties cover an area of approximately 12,350 hectares. Barrick exercised its option to enter into an exploitation contract with IPEEM in July 2003, in accordance with the terms of the previous exploration contract.
     Barrick has obtained all necessary surface rights for the mine’s operation. Barrick has an undivided 90% interest in “Campos Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, also owned by a Barrick.
     The Veladero mine received environmental impact study (EIS) approval in November 2003 from the Mining Authority of the San Juan Province. All the key additional permits to start the mine’s operation, such as water concessions, construction permits for civil and hydraulic works, fuel storage permits, explosives and hazardous substances handling permits, have been obtained.
     The principal mine commissioning activities were completed in the fourth quarter of 2005 and the remaining construction activities will be completed in the first quarter of 2006.
     Barrick implemented a comprehensive recruitment and training program for personnel required for the operation prioritizing the local labour market. As at December 31, 2005, the mine had approximately 660 employees.
     Geology
     The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3-kilometer long tabular blanket localized between the 4,000 and 4,350 meter elevations. The mineralized envelope encompassing greater than 0.4 ppm gold is oriented along a 345°-trending regional structural corridor. Higher grade zones within this envelope occupy northeast-striking faults and fracture zones. Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulfide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.
     The Veladero deposit comprises three main ore bodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north. Much of the Veladero deposit is covered by up to 170 meters of overburden. The current gold reserves identified in the Veladero mine is 12.8 million ounces

     A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern ore bodies, where alteration consists of intense silicification. The Amable ore body is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.
     Mining and Processing
     The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Construction of a second primary crusher along with a 4 kilometer vertically and horizontally curved, overland conveyor belt are expected to be commissioned in June 2007. With the second crusher, ore processing will increase in capacity from 45,000 tpd to 70,000 tpd. In addition, a 120 megawatt (20 megawatt Veladero; 100 megawatt Pascua-Lama) power line is expected to replace the existing 13 megawatt power plant that currently supplies the mine’s power. Increased winter operating costs and increased costs with respect to fuel, steel, concrete and labour cost increases may impact on future operating costs. Currently, all gold dore exported by the Veladero mine is subject to a 5% export duty. Although the export duty was enacted under the 2002 temporary emergency measures, Veladero’s export of gold dore will continue to be subject to this 5% export duty until such time as the legislation enacting the duty is repealed. Based on existing reserves and production capacity, the expected mine life is approximately 16 years.
     Environment
     In November 2005, Barrick submitted its biannual update of the Veladero EIS (the “EIS Update”) to the San Juan mining authority. The EIS Update outlines the mine’s environmental management results for the 2003-2005 period, updates information related to the mine’s environmental management plan and the production plan and sets out the mine’s planned increase in processing capacity. Once the evaluation process is completed, Barrick expects to obtain the additional permits required for the execution of the current production plan in a timely fashion and in the ordinary course of business.
     Veladero’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2005, all activities at Veladero were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.
     At December 31, 2005, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17 to the Consolidated Financial Statements), for the property was $24 million.
     Exploration, Drilling and Analysis
     A total of 15 diamond holes for 3,682 meters were drilled during 2005. In addition, 22 reverse circulation holes totaling 5,210 meters, and 11 pre-collar RC holes for 948 meters were completed in that year. The drilling program was designed to convert resources in reserves for Zone 593 and Cuatro Esquina, and test mineralization in Zones 593 and 203. It also included drilling condemnation holes in Federico waste dump. A total of 980 meters of diamond drilling was performed in Cerro Pelado western side to test geophysical targets. No interesting mineralization was intercepted in any holes.

     For 2006, the exploration plan includes testing potential areas of mineralization in Cerro Colorado, Cerro Corazón, Dos Lagunas and Cerro Pelado. Further drilling is expected to be performed in Zone 503 to close off the mineralization and some exploratory holes to define the ore body in Agostina Sur.
     At December 31, 2005, the Veladero resource database contained 815 reverse circulation drill holes totaling 214,269 meters; 143 diamond drill holes for 30,239 meters; and 5,153 meters of channel samples from two declines which total 1,147 meters in length. Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters.
     Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals. Drill core holes were sampled on nominal 1 meter intervals, depending on geologic conditions. The maximum length for individual samples from drill core holes was 2 meters. Core samples are cut in half, with one half being submitted for assay, and the remaining half being retained for reference or for metallurgical sampling.
     Rock chip and drill samples are delivered by mine personnel to the ALS Chemex sample preparation facility at the mine, where the lab assumes sample custody. Veladero’s standard assay protocol for drill samples and rock chips involves initial assaying for gold by fire assay fusion of a 50 gram pulp and analysis by atomic absorption. Analytical results are received from the lab in an electronic format and are entered into the database without external manipulation.
     Veladero’s quality assurance and quality control program utilizes field blanks to monitor contamination, pulp standards to monitor accuracy, and field duplicates, preparation duplicates and pulp duplicates to monitor precision. Quality control samples are included with sample submittals from reverse circulation chips, drill core, and chip or channel sampling. A detailed quality control report is prepared at least annually, or after each major sampling program is completed. External quality assurance and quality control reviews have been conducted periodically. All of these reviews concluded that Veladero’s quality assurance and quality control procedures meet or exceed industry standards.
     Royalties
     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. Under the terms of the exploitation contract between Barrick and IPEEM, a 0.75% “mine mouth” royalty on the minerals produced from the Veladero property is payable to IPEEM. This agreement also provides for the payment of a 0.75% “mine mouth” royalty on the minerals produced from the Mina Ursulina Sur, on which the Filo Norte deposit is situated.
     Production Information
     The following table summarizes certain production and financial information for the Veladero mine for the period indicated:

Year ended
December 31, 2005[1]
Tons mined (000’s)	63,514
Tons of ore processed (000’s)	4,513
Average grade processed (ounces per ton)	0.021
Ounces of gold produced (000’s)	56
Average total cash costs per ounce[2]	n/a

1.	Veladero completed its first gold pour in 2005.

2.	For an explanation of the use of non-GAAP performance measures, refer to “Narrative Description of the Business – Production and Total Cash Costs”.
     Pledge of Assets
     During 2004, Barrick’s wholly-owned subsidiary, Minera Argentina Gold S.A. (“MAGSA”), secured a variable rate, limited recourse $250 million loan facility for Veladero. As at December 31, 2005, MAGSA had drawndown approximately $237 million under the facility. Barrick has guaranteed the loan until completion of the project has occurred, after which it will become non-recourse. This facility is insured for political risks by branches of the Canadian government and German government. Substantially all the assets of MAGSA, including the Veladero property and related assets, have been pledged as security under the loan. The effective interest rate for 2005 was 8.6%.
     The following diagram sets out the current mine facilities and planned expansion:

     Zaldivar Mine
     Barrick acquired Zaldivar in the Placer Dome acquisition. Thus, information relating to Zaldivar may be subject to different risks and uncertainties than the historical information relating to Barrick set forth in this Annual Information Form. See “Risk Factors — Inclusion of Historical Placer Dome Information in Annual Information Form”.
     General Information
     Zaldívar is an open pit heap leach copper mine located in northern Chile. The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 175 kilometers southeast of the port city of Antofagasta. The site is accessible by highway from the port of Antofagasta. The Antofagasta-Salta railway and a dirt airstrip constructed by Zaldívar and maintained by both Zaldívar and Minera Escondida Limitada also service the site. Zaldivar employed 685 employees and approximately 539 contractors at January 31, 2006.
     The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations. The surface topography lies at an average elevation of 3,300 meters above mean sea level. There is little or no vegetation. The property is within a 1,240-hectare claim area covered by 247 exploitation concessions. Exploitation concessions are registered within Conservador de Minas and Sernageomin (Servicio National de Geologia y Minera). Environmental permit(s) are issued and registered with the Conama (Corporacion National de Medio Ambiente).
     In 1979, the initial declaration or statement of discovery (manifestacion minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez. In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%. In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”). In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989. Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed. Commercial production began in November 1995, after completion of construction at a cost of $574 million. Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million.
     Geology
     The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile. The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault. Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the ore body was arbitrarily divided into two zones; the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).
     The Zaldívar ore body contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide and secondary sulphide ore which overlays deeper primary sulphide mineralization of lower grade. The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.
     In the Main Zone ore body, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.
     The Pinta Verde orebody is an extension of the main orebody and has similar host rocks to those found in the west of the Main Zone, namely andesite and granodiorite. Generally the ore contains 70% of the copper as oxide copper minerals.

     Reserves and Resources
     Placer Dome announced estimated proven and probable mineral reserves as at December 31, 2005 of 5,854 million pounds (2,655,000 tonnes) of copper with a projected mine life of approximately 20 years. In addition to the mineral reserve, Placer Dome announced estimated measured and indicated mineral resources of 1,070 million pounds of copper. For a breakdown of Placer Dome’s reserves and resources by category and additional information relating to such reserves and resources, see Placer Dome’s press release of February 20, 2006. Such reserves and resources were calculated by employees of Placer Dome in accordance with Placer Dome’s previously established policies and procedures, and have not been independently verified by Barrick.
     Mining and Processing
     The open pit contemplates mining the remaining mineral reserves in eight stages, referred to as Stage 3 through to Stage 10. During 2005, ore production came from Stages 3 and 4 of the Main Zone. Conventional methods of open pit mining are used. During 2005, Zaldívar focused on improving operational efficiencies and reliability of key process equipment such as the bucket wheel excavator for rehandling the spent ore and the Rahco stacker.
     Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached. A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper. The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.
     Copper recoveries and leaching kinetics have improved for sulphide ores by more than 20% in the last 8 years and leach cycle times are currently 330 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to minimize future capital requirements and maximize cathode production.
     Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero. In addition, Gener constructed a link from their power line that crosses the Andes from Salta to the Zaldívar sub-station. All operation permits have been obtained and are in good standing.
     In its February 20, 2006 press release, Placer Dome reported that, during 2005, Zaldivar produced 272 million pounds of copper (123,286 tonnes) consisting of 98.01% copper cathodes and the remainder as copper contained in flotation concentrate, at average cash and total production costs of $0.61 and $0.73 per pound respectively. In 2005, there were 16 annual contracts and 17 spot contracts for the sale of copper, the largest 10 of which represented 68.47% of production during the year. For an explanation of the use of above non-GAAP performance measures (“average cash and total cost”), see Placer Dome’s press release dated February 20, 2006 under the heading “Non-GAAP Measures”.

     On December 14, 2004, the Chilean government presented a new mining sector specific tax project to the Chamber of Deputies proposing a 5% tax on operating profits derived from the sale of mineral products. The proposed 5% tax became law during 2005. Companies protected from income tax increases under Chile’s DL 600 foreign investment law, which was the case for Placer Dome’s Chilean subsidiary which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the new tax, or renounce their status under the existing DL600 regime, before November 30, 2005, and face a reduced 4% tax in return for a 12 year mining tax invariability clause. The new tax honors all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force.
     In November 2005, Placer Dome’s Chilean subsidiary opted out of its existing DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause.
     Environment
     Zaldívar operates in an environmentally responsible manner with limited adverse impacts to the environment. This is largely due to the heap leaching process that operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells to detect any potential circuit failures.
     In 2005, all activities at Zaldívar were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations. Management is not aware of any proposed changes to these standards or regulations that would materially affect the operations or the approved closure plan.
     At December 31, 2005, the amount recorded by Placer Dome for estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143, for the property was $11 million.
     Exploration, Drilling and Analysis
     The Zaldívar orebody has been extensively drilled. Reverse circulation drilling has been done in order to develop a geological model. For exploration holes, whole core samples are taken at every 1 meter down-the-hole interval. Sampling is on 2 meter intervals. All holes are logged for lithology, alteration, mineralization and structure. No in pit drilling was carried out during 2005.
     Sampling and analysis of the drilling and blast holes comply with industry standards. Blank sample protocols are used in the normal row of samples sent to the Zaldivar laboratory. Controls exist on biases and the product is checked with the security sampling curves. As well, external laboratories have been used to verify results. Databases generated with these results are thoroughly reviewed and cross checked before being used in the mineral resource/mineral reserve estimation processes. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.
     Special field controllers ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.
     Royalties
     The Zaldivar mine is not subject to any royalties.

Power Line
0 4 8
Kilometers
Main Catch Dam
Waste Dump Main
Overburden/rubble
Leach Pads
Water Pipe
Waste Dump North
Pit
Waste Dump South
Imilac
Escondida Mine

Placer Dome Inc.

Zaldivar

Projects
     Pascua-Lama Project
     General
     The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals Ltd. in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989. Exploration on the property dates back as far as 1977. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995. It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997.
     In both Chile and Argentina, Barrick owns the mining property in the project area. The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in 2000. The Specific Additional Protocol for the Pascua-Lama project under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama project is within the area subject to the Mining Treaty and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty.
     The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees. Surface material consists of rock outcrops, scree and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.
     Geology
     The Pascua-Lama property is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.
     Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusives and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.
     Numerous breccia bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccia pipe, occurs in the Quebrada de Pascua area. On the surface this breccia is about 650 meters long and up to 250 meters in width, while underground, between 200 and 400 meters below the surface, the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccia pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.
     Development
     The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,600 meters. The project will produce both oxide and sulfide ores. Both ore types will be put through a processing circuit expected to consist of crushing, grinding and a washing circuit to remove soluble salts. The oxide ore will then be processed through a cyanide leaching circuit. The sulfide ore will then undergo a flotation process to produce a smelter saleable concentrate, with the sulfide ore flotation tails being routed to the cyanide leach circuit. Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion.
     The Pascua-Lama project environmental permit was submitted to both Chile and Argentina authorities in 2000. The Pascua-Lama project received Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in May 2001 and, in December 2004, Barrick submitted a second EIA in respect of modifications of the project. In 2005, three addendums were submitted in response to questions and concerns raised by the communities and authorities. Barrick recently received approval of the EIA from Chilean environmental regulatory authorities and the Company is committed to working within the framework of the related resolution. Barrick is currently assessing the resolution and the effects, if any, of the conditions of approval are expected to be incorporated in an update of the project’s feasibility study in the first half of 2006.
     As noted above, the Environmental Impact Statement (“EIS”) prepared for the portion of the mine, mill and tailings storage facility for the project located in Argentina was submitted in 2000 and updated in 2004 to incorporate the cumulative impacts of the construction and development of the nearby Veladero project. This updated EIS was submitted in November 2004. An addendum in response to questions and concerns raised by the communities and authorities and reflecting certain project modifications was issued in late October 2005 and is currently in the evaluation process. Following the completion of EIS process in Argentina, Barrick will also need to obtain various sectoral permits for the construction and operation of the project. The timing of receipt of the EIS approval, as well as the resolution of some of the other external issues, such as permitting and licensing, cross-border operating issues and fiscal, tax and royalty issues are largely beyond Barrick’s control.
     In Chile, Barrick owns the surface land required for the facilities of the project in Chile and has obtained sufficient water rights for the project’s needs. In Argentina, Barrick has an undivided 90% interest in “Campos Las Taguas” which is the surface property affected by the mining facilities of the project. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick has submitted an application for an easement pursuant to the Federal Mining Code of Argentina which grants mining concession holders the right to request easements over surface property. Barrick also has pending applications for water rights required for the project in Argentina. Based on Barrick’s experience to date, the Company expects that the easement and other rights required for development will be obtained in a timely fashion and in the ordinary course of business.

     Capital and operating cost estimates for the Pascua-Lama project were based on the cost and commodity price environment prevailing at the time of the updated feasibility study, which was finalized in June 2004. The design of the project is currently being optimized in the course of the permitting process to incorporate additional operating and construction efficiencies, additional environmental mitigation measures, and other project improvements. Barrick is in the course of updating cost estimates to reflect such changes, inflationary cost pressures and higher commodity prices. Although such factors will result in some increase in capital and operating cost estimates, based on the current cost and commodity price environment, and combined with other efficiencies, Barrick does not expect significant changes to the overall economics of the project.
     The Company is in the process of finalizing fiscal and taxation matters, which are expected to be resolved in 2006, concurrent with approval of the EIS, at which time a three-year construction schedule is expected to begin. Production is anticipated in 2009, subject to obtaining the necessary permits, approvals and fiscal regimes. In 2006, Barrick will continue its efforts with respect to community/government relations, permitting, protocol implementation and tax stability. The resolution of certain external issues such as permitting, protocol implementation, tax stability, export duties, other fiscal and taxation matters, royalties, rising costs of materials and currency fluctuations are largely beyond Barrick’s control and may impact on the timing and the cost of development and operation of the project.
     Barrick is implementing a comprehensive recruitment and training program for personnel required for both construction and operation of the project. The Company expects to fill the job positions predominantly from the local labour markets.
     Environment
     The Pascua-Lama project will handle ore or rock which has the potential to be acid generating and will use cyanide in the processing of ore. The project has been designed to manage the handling of ore and rock to reduce the potential volume for acid rock drainage. Such considerations include diversion and containment systems for the collection, storage and treatment of drainage and closure and reclamation designed to minimize water infiltration. The process facilities that use cyanide have been designed to prevent process solutions from being released to surface water or groundwater. These facilities will be lined and will include a seepage detection and collection systems. The facilities will also include treatment for cyanide removal and destruction. Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Code will be implemented for the project.
     Exploration, Drilling and Analysis
     At December 31, 2005, Pascua-Lama had proven and probable reserves of 18.4 million ounces of gold and 685 million ounces of silver contained within gold reserves. It is possible that, upon completion of the assessment of the recent EIA resolution in Chile, up to one million ounces of gold mineralization may be reclassified from reserves to mineralized material for U.S. reporting purposes, but will remain as reserves for Canadian reporting purposes.
     The drill hole database for the Pascua-Lama property contains 1,173 reverse circulation holes, 562 diamond drill core holes, 22,302 meters of underground tunnel samples and 12,774 meters of surface trench samples. Samples totaling 322,288 meters from reverse circulation holes, 151,265 meters from diamond drill core holes, 22,302 meters from underground tunnels, and 12,774 meters from surface trenches were used to estimate the gold and silver resources. The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area. Pascua-Lama samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods. Quality control and assurance protocols included controls during sampling, transport, laboratory preparation and analysis. All samples remained in the possession of Barrick employees until delivery to third party laboratories. A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination. Only when all data was checked were results introduced into the data base. Additionally, the data base was checked against the original data before use in the reserve model.
     Royalties
     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.47% to 9.8% and a 1.96% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.
     The following diagram sets out the proposed design and layout of the Pascua-Lama mine.

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT
     Barrick has traditionally grown its reserve base through a combination of acquisitions and focused exploration on and around its operating properties. Barrick believes there is a higher probability of finding new mineral reserves around existing mines. Once found, these new reserves can be developed more quickly and profitably due to existing infrastructure. The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence. The low gold price environment that existed in recent years required that major mining companies undertake more early stage exploration than in the past because junior exploration companies had been less active, and there were fewer new discoveries to buy or joint ventures to fund. Accordingly, Barrick is engaged in early stage exploration in four major areas where it possesses significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery at the Lagunas Norte project, in the Alto Chicama District, in Peru.
     Barrick utilizes state-of-the-art technology to explore deeper and more effectively. At Goldstrike, Barrick uses new deep-penetrating geophysical techniques and geological modeling to locate and define new targets. These new techniques can also be applied in Tanzania and Australia.
     Exploration is directed from Barrick’s head office in Toronto and is conducted through a number of exploration offices around the world.
     The Company spent $141 million on its exploration, development and business development activities in 2005 (2004 – $141 million). Of the $98 million spent on exploration in 2005, approximately $29 million was spent in North America, approximately $19 million was spent in South America, approximately $41 million was spent in the Australia/Africa region and approximately $6 million was spent in Russia and Central Asia. Development expenditures in 2005 totaled approximately $12 million. Business development costs in 2005 totaled approximately $10 million. In its February 20, 2006 press release, Placer Dome reported 2005 exploration costs of $91 million. Barrick expects to consolidate the former Placer Dome properties with its current land position, prioritizing its combined exploration properties.
     In connection with its exploration strategy and goal of establishing a business unit in respect of Russia and Central Asia, Barrick acquired a 10% equity interest in Highland Gold Mining PLC (“Highland”) in October 2003. In January 2004, Barrick acquired an additional equity interest, bringing its total interest in Highland to approximately 14% at December 31, 2004, and certain participation and other rights with respect to properties in Russia. In May 2005, Barrick acquired an additional equity interest in Highland, increasing its total equity interest in Highland to approximately 20% at December 31, 2005. In June 2005, Barrick entered into a purchase agreement with Highland pursuant to which it purchased a 50% interest in the Taseevskoye deposit (“Taseevskoye”).
     In January 2005, Barrick acquired a 9% equity interest in Celtic Resources Holdings PLC (“Celtic”). In addition, Barrick acquired additional subscription rights for shares in Celtic, certain rights with respect to the Nezhdaninskoye deposit in Russia and certain participation rights with respect to properties Celtic acquires in Kazakhstan.

ENVIRONMENT AND CLOSURE
     The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters — Government Controls and Regulations”).
     Barrick has a policy of conducting environmental audits of its operations to assess the operations’ performance in adhering to policies, guidelines, procedures and adopted codes of practice, maintaining compliance, reducing risk and managing liabilities. The Company’s policy is to perform environmental audits on a regular and scheduled basis. In practice, this typically results in environmental audits at each operating mine every second year and at least once every five years for other properties. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.
     In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative. Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies. To provide further guidance toward achieving its environmental objectives, Barrick developed a new Environmental Management System Standard in 2005. Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.
     During 2005, all of the Company’s operations were in compliance in all material respects with applicable corporate standards and environmental regulations and there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations.
     As part of Barrick’s goal to minimize the impact on the environment, it develops closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2 and 17 of the Notes to the Consolidated Financial Statements.
     The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of water sources for wildlife and small mammal refuges.
     Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by precipitation that might run off of the property.

The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux.
     Most of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access. In September 2005, the Company became a signatory to the International Cyanide Management Code, which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the guidance of the United Nations Environmental Programme. The Code established operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code. Under the Code, each of the mines that use cyanide must receive a third party compliance inspection by September 2008. The Company listed all of its mines that use cyanide plus the Cowal development project for code certification. Placer Dome also became a signatory to the cyanide code in 2005. Placer Dome listed all of its facilities that use cyanide for code certification except for the Bald Mountain, Golden Sunlight, Henty and Granny Smith mines. In the case of those four mines, Placer Dome indicated that it was not listing them for certification due to the limited amount of remaining reserves. Barrick will review the decision not to certify those mines as it reviews their reserves and life of mine plans. While the Company believes that most of its operations that use cyanide are already substantially in compliance with the Code, it will incur expenses achieving full Code compliance at some of its operations over the next three years.
     Certain of the Company’s operations also produce mercury as a co-product of gold. Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. The facilities have instituted handling and shipping procedures designed to minimize the risk of spills. All of the mercury is sold to a licensed facility in the United States.
FINANCIAL RISK-MANAGEMENT
Forward Sales Program
     Reflecting its acquisition of Placer Dome, the Company has operations in ten principal countries which produce its primary product, gold, as well as other minerals such as copper and silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold prices and the price of certain other metals. This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk-management program has historically focused on the unpredictability of commodity and financial markets and used financial instruments and forward sales contracts to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices. Price fluctuations in gold and other metals could cause actual cash inflows from the sale of production to differ from anticipated cash inflows
     For most of Barrick’s history, gold forward sales were a significant element in providing the Company the relatively stable revenue that helped fuel its growth. In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales program. With the Company’s positive outlook for the gold price, continued low historical interest rates (which may lead to lower forward sales price premiums) and Barrick’s strong financial position, the Company has been managing the program down to a lower percentage of overall gold reserves. In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it will not add new ounces to its gold forward sales program and will pursue opportunities to reduce its gold forward sales position.
     In 2006, Barrick purchased put options to protect revenue on approximately 300 million pounds of expected 2006 copper production from the Zaldivar mine (acquired with Placer Dome). These options guarantee a minimum price of $2.00 per pound, while allowing Barrick to fully participate in higher spot copper prices. Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.
     Barrick’s gold and silver forward sales contracts represent agreements to sell gold and silver on a delivery date in the future. These contracts are structured as normal sales contracts and Barrick will deliver actual production to satisfy the obligations under these contracts. Barrick may, at its discretion, choose to deliver gold production against any gold forward sales contract in advance of the contract’s termination date. For currencies, fuel, interest rates and other commodities, Barrick sets the contract terms with the intention of receiving hedge accounting treatment.
     The rights and obligations under Barrick’s fixed-price gold forward sales contracts are set out in master trading agreements executed with various counterparties. The selling price under a contract is based on the forward price of gold at the future delivery date, which we believe is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. Generally, though not always, the future price for the sale of gold under the contract is higher than the spot gold price at the time the contract is entered into. In general, the longer the period of time from the start of the contract until delivery, the greater the amount of the forward premium or contango and the greater the contract price compared to the spot price at the start of the contract. In some cases, the “premium” becomes negative (known as “backwardation”). However, this occurrence is relatively uncommon, and, historically, any periods of “backwardation” have been relatively short-lived.
     Barrick diversifies its fixed-price forward sales contracts across a number of counterparties, limits exposure to individual counterparties and regularly monitors its counterparties’ credit ratings. Barrick spreads out the delivery dates under such contracts so as to have more production than is required to be delivered into such contracts at any given time. To date, all counterparties have fully performed their obligations under such arrangements.
     During 2005, the Company delivered 800,000 ounces of its gold production into its gold forward sales program and delivered its remaining gold production into the spot market. In 2005, the Company realized an average price of $439 per ounce compared with the average London P.M. Fix for the year of $444 per ounce. In comparison, for 2004, the Company realized an average gold price of $391 per ounce compared with the average London P.M. Fix for the year of $409 per ounce.
     At December 31, 2005, the Company had outstanding commitments to deliver approximately 12.5 million ounces of its future gold production under its fixed-price gold forward sales program. The Company also had floating-price gold forward sales contracts under which, at year end, Barrick is committed to deliver 0.7 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $127 per ounce. In anticipation of building the Pascua-Lama project and in support of any related third party financing, in 2004, the Company allocated 6.5 million ounces of existing fixed-price gold forward sales contracts specifically to Pascua—Lama’s future gold production. The Company believes that the allocation of these contracts will help reduce gold price risk at Pascua—

Lama and should facilitate the financing for its construction. The Company expects the allocation of these contracts to eliminate requirements by lenders to add incremental gold hedge contracts in the future to support the financing of Pascua—Lama. The designated contracts represent just over 35% of the 18.3 million ounces of current gold reserves at Pascua—Lama and do not impact any of the 685 million ounces of silver contained in gold reserves at Pascua—Lama. The remaining 6.0 million ounces of existing fixed-price gold forward sales contracts represent less than one year of expected future gold production and approximately 9% of Barrick’s reserves, excluding Pascua—Lama and Placer Dome.
     As a result of the Placer Dome acquisition, Barrick acquired an additional 7.5 million ounces of gold sale commitments as at December 31, 2005. Since year end, Placer Dome’s gold hedge program has been reduced and simplified, with outstanding sold call options eliminated. As of February 22, 2006, the combined gold forward sales program (i.e. Barrick’s original fixed-price gold sales contracts plus the gold hedge contracts acquired through the Placer Dome acquisition) totaled 18.5 million ounces, a reduction of 1.5 million ounces since year-end 2005.
     Unlike Barrick’s original gold forward sales contracts, which typically have long-dated termination dates (typically 2015 or later) and which are accounted for as normal sales, the gold hedge contracts that Barrick acquired in connection with the Placer Dome acquisition typically have termination dates within the next 1-5 years and are accounted for as hedges. Furthermore, Barrick’s original gold forward sales contracts typically have a built-in “evergreen” provision, which contemplates extending the termination date out by one year on an annual basis, while the gold hedge contracts Barrick acquired in connection with the Placer Dome acquisition do not have this provision.
     As part of the Placer Dome acquisition, Barrick acquired the Pueblo Viejo development project (“Pueblo Viejo”). Once the sale of certain Placer Dome operations to Goldcorp closes, the Company will have a 60% interest in the project. In anticipation of financing Barrick’s share of this project, subsequent to year end, Barrick allocated 3.0 million ounces of existing fixed-price gold forward sales contracts to this project. This allocation does not impact any of the 40% interest in Pueblo Viejo to be owned by Goldcorp. As at February 22, 2006, the remaining 9.0 million ounces under Barrick’s combined gold forward sales program represent approximately 8% of total combined reserves, excluding Pascua-Lama and Pueblo Viejo.
     Barrick plans to continue to explore and evaluate various strategies to reduce the size of its combined gold forward sales program. In general, the Company will endeavor to make use of gold market volatility or other opportunities in reducing this position. Depending on market conditions and other factors, Barrick may choose to deliver a portion of its gold production into its gold forward sales program at prices that are below the spot price. For gold hedge contracts that are accounted for as hedges, Barrick may choose to pursue any of a number of alternative methods of reducing such gold hedge position, including, but not restricted to, voluntary financial settlement of these contracts. Such financial settlements may result in significant cash outlays by the Company. There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of its gold forward sales program. If Barrick chooses to deliver a portion of its gold production into its gold forward sales program at prices that are below the spot price, it will incur an opportunity loss on those contracts.
     For a summary of the Company’s future gold sale and delivery commitments, derivative financial instruments used in the gold forward sales hedge program and associated risks, see Notes 5 and 16 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005, pages 43 to 44 and 61 to 64 of the Company’s Annual Report to Shareholders for the year ended December 31, 2005 and “Risk Factors”. For additional detail regarding the gold forward hedge program acquired in connection Barrick’s acquisition of Placer Dome, see Placer Dome’s February 20, 2006 press release.

     Currency, Interest Rate and Commodity Hedge Programs
     The Company also monitors and manages exposures related to currencies, interest rates and commodity prices. Currency risk mainly arises on non-US dollar cash expenditures at the Company’s Australian, Canadian, South African and Papua New Guinea mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations. Commodity price risk arises in respect of commodities such as copper produced at the Zaldivar and Osborne mines, and diesel fuel and natural gas consumed at each of the Company’s operations. The Company mainly uses forward exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of volatility in currency exchange rates, interest rates and commodity prices on its business. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Note 16 of the Notes to the Consolidated Financial Statements.
     Oversight and Control Over Risk-Management Activities
     The Company’s financial risk-management activities are subject to the management, direction, and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of four members of the Company’s Board of Directors, including the Company’s Chief Executive Officer, reports to the Board of Directors on the scope of the Company’s risk-management strategy (including the gold forward sales hedge program) and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.
     Responsibility for the implementation of gold sales, hedging and risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s gold sales and hedge position, detailing the size of the hedge position by contract type, diversification of the position among counterparties and each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared each week and distributed to the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.
     Barrick maintains a separate compliance function to independently monitor and verify gold sales and hedging activities and achieve segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the treasurer regularly monitors gold sales and hedging transactions entered into by the treasury group. All confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis. Confirmations from counterparties are received directly by the compliance function and checked against the documentation generated by the treasury group. Barrick has not entered into gold delivery commitments that are not covered by scheduled production.

LEGAL MATTERS
Government Controls and Regulations
     The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.
     In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company.
     In 2002, under its temporary emergency measures, Argentina enacted a 5% export duty on mineral products, including gold. Veladero’s export of gold dore is subject to this 5% export duty until such time as the legislation enacting the duty is repealed.
     In October 2003, Peru enacted legislation governing mine closure, which, among other things, requires that closure plans for existing operations be submitted to the Ministry of Energy and Mining. The enabling regulations for this legislation were promulgated in August 2005. Barrick’s Lagunas Norte and Pierina mines are subject to this legislation.
     The State of Nevada proposed new regulations governing mercury air emissions from precious metal mining operations in 2005. Those regulations will be finalized through the public hearing and rulemaking process during 2006. As proposed, the Company believes that it will be able to comply with those regulations. Barrick expects that these regulations will likely impose additional capital and operating costs at its operations in Nevada.
     The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the enactment of the Mineral and Petroleum Resources Development Act No. 28 of 2002 (“the Act”) on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that his/her property has been expropriated under the Act. On May 3, 2004, the Department of Minerals and Energy (the “DME”) announced that it was seeking legal advice on the implications of the Act in light of South Africa’s international agreements.
     Holders of old-order mining rights, of the type held by Barrick for its South Deep mine, are required within five years of the May 1, 2004 commencement date, to apply for conversion of their old order rights into new order mining rights in terms of the Act. Old order mining rights will continue to be in force during the conversion period, subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfillment of certain conditions.
     As part of the application, holders of old-order mining rights must undertake to “give effect to” the black economic empowerment and socio-economic objectives of the Act and set out the manner in which it will give effect to such objectives. In general, the objectives relate to achieving ownership targets in the South African mining industry for historically disadvantaged South Africans (“HDSAs”) and improving conditions for HDSAs. Although the manner is not specified, the South African mining industry will be required to assist HDSA companies in securing financing to fund HDSA participation, in the amount of ZAR100 billion within the first five years.
     Barrick is actively engaged in discussions with DME officials and others to ensure that Barrick fulfils the ownership requirements for conversion of its rights under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.
     At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has however indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Barrick continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.
     Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.
     The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time. In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.
     The Company believes that it is in substantial compliance with all material current government controls and regulations at each of its properties.
Litigation
     Set out below is a summary of potentially material legal proceedings to which Barrick, reflecting the acquisition of Placer Dome, is a party.
     Placer Dome’s subsidiary, Golden Sunlight Mines, Inc. is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $55 million. The matter remains pending before the courts in Montana. No additional closure accruals have been made for the partial backfill option.
     Placer Dome, and Marcopper Mining Corporation (“Marcopper”) are named as defendants (the “Defendants”) in two complaints detailed below (the “Complaints”) filed in the Regional Trial Court (the

“Court”), Fourth Judicial Region, Boac, Marinduque, Philippines respecting alleged damages arising from the mining operations of the Marcopper mine. The Marcopper Mine is located on the island province of Marinduque, 165 kilometers southeast of Manila in the Philippines. Since the commissioning of the Marcopper mine in 1969, the mine has been owned and operated by Marcopper. The Marcopper mine ceased mining operations in 1996. Placer Dome owned a minority shareholding in Marcopper until it divested all of its interests in Marcopper in 1997.
     In April 2001, a complaint was filed in the Court (the “Mogpog Complaint”) by Rita Natal and 60 other individuals (the “Mogpog Plaintiffs”) against the Defendants. The claim made against the Defendants is for recovery of damages in the total amount of P41,193,267 (approximately US$750,000) arising from alleged tortious acts and omissions by the Defendants that contributed to the siltation and flooding of the Mogpog River in Marinduque, Philippines. The Mogpog Plaintiffs also seek an order for the closure and removal of the Marcopper Mine dumps and an order compelling the complete rehabilitation and restoration of the Mogpog River to its natural state.
     In July 2004, the Court dismissed the case on its own motion on grounds that the Mogpog Plaintiffs had not complied with the Court’s prior orders with respect to service of the Mogpog Complaint and had not diligently prosecuted the case. In August 2004, the Plaintiffs filed a motion for reconsideration of the dismissal order. By order issued November 22, 2004, the Court granted the motion for reconsideration reinstating the claims against Marcopper only and dismissing the motion against Placer Dome. Subject to appeal, the case stands dismissed against Placer Dome. No appeal has been commenced by the Mogpog Plaintiffs. To date, the Court has not affected service of the Mogpog Complaint on Placer Dome. Based on evaluations of the Mogpog Complaint and the applicable law, management believes that Placer Dome should not be liable for damages or held responsible for other claims.
     In July 2004, a complaint was filed in the Court (the “Calancan Bay Complaint”) framed as a proposed class action against the Defendants for alleged total damages of P49.192 billion (approximately US$900 million) relating to the deposit of tailings from the Marcopper Mine into Calancan Bay (located off the northern part of Marinduque). The class of plaintiffs (the “Calancan Bay Plaintiffs”) are fishermen who are residents of barangays (communities) that surround Calancan Bay. The Calancan Bay Plaintiffs also claim to be suing on behalf of future generations of unborn Calancan Bay residents. Among other matters, the Calancan Bay Complaint alleges that the Defendants’ decision to deposit mine tailing into Calancan Bay over a 16 year period has resulted in serious health problems and a general loss of livelihood. To date, the Court has not affected service of the Calancan Bay Complaint on Placer Dome. Management believes based on the applicable law, that the case is not suitable for determination as a class action, that the damages alleged are significantly overstated and that, in any event, Placer Dome should not be liable for such damages. If either of the complaints proceeds, Placer Dome intends to vigorously defend against all claims made.
     Placer Dome, has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. Placer Dome was served with a copy of the Complaint in Vancouver, British Columbia. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the health of people living in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation. Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper Mining Corporation until the divestiture of its shareholding in 1997. According to the Complaint, the Province seeks an unspecified amount of damages (including exemplary damages, interest and attorneys’ fees) and orders from the District Court requiring Placer Dome to complete an environmental clean-up of the impacted lands and water systems (including the reintroduction of harmed species into the restored environment), repair the deteriorating Marcopper mine structures and create and fund environmental and medical monitoring funds. The Complaint has been removed from the District Court in Clark County, Nevada to the Federal Court, District of Nevada. Placer Dome will challenge the Complaint on various grounds and otherwise vigorously defend the action.
     On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the Wagner complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss the action. Barrick has and will continue to vigorously defend the action.
     On July 29th, 2003, the Lawyers Environmental Action Team (“LEAT”) filed a complaint (the “Complaint”) with the Tanzanian Commission for Human Rights and Good Governance (“the Commission”) in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the “Complainants”) against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the “Respondents”). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the “Property”).
     Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to “afresh” the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission has convened a hearing on certain preliminary issues respecting the Complaint. Management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome’s title to its mining concessions.
     On September 8, 2004, two of Barrick’s U.S. subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Homestake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 28, 2005, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss the action. Discovery has commenced in the case. Barrick has and will continue to vigorously defend the action.
     In early 2006, a summons was served on, among others, certain of the participants in the Porgera mine joint venture, including Placer Dome (PNG) Limited (which holds a 50% interest in, and is manager of, the joint venture), and various governmental entities in a lawsuit (the “Complaint”) brought in the courts of Papua New Guinea by a number of individuals. The Complaint, which was filed ostensibly as a class action, alleges that the Porgera mine joint venture has been improperly discharging wastes and other contaminants into the Porgera River and adjacent areas, causing damage to human health and the environment. The damages sought are unspecified. This matter is at a very preliminary stage and there are a number of fundamental deficiencies and irregularities in the Writ of Summons and the Statement of Claim. Should the matter proceed, it is anticipated that the defendants will challenge the Complaint and otherwise vigorously defend the action.
     Opponents of Barrick’s Cowal project continue to pursue various claims, legal proceedings and complaints against the project and the Company’s compliance with its permits and licenses. Such actions have the potential to affect the timing of the mine construction schedule. Barrick has and will continue to vigorously defend such actions.
     Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.
RISK FACTORS
     The risks described below, which reflect Barrick’s acquisition of Placer Dome, are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.
     Metal price volatility
     Barrick’s business is strongly affected by the world market price of gold and copper. Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. The factors that may affect the price of gold include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. Factors tending to affect the price of copper include: global mine production, scrap recycling and inventory stocks; general economic conditions; industrial demand; speculative trading; and the relative strength of the U.S. dollar against other fiat currencies.
     If the world market price of gold and/or copper were to drop and the prices realized by Barrick on gold and/or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected. In such circumstances, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Barrick’s financial performance and results of operations. Barrick may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold and/or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.
     Price volatility of other commodities
     The profitability of Barrick’s business is also affected by the market prices of other commodities produced as by-products at Barrick’s mines, such as silver, as well as commodities which are consumed or otherwise used in connection with Barrick’s operations and development projects, such as diesel fuel, electricity, steel, concrete and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s development projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and development projects were to increase significantly, and remain at such levels for a substantial period, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Metal price volatility” above.
     Mining risks and insurance risks
     The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.
     Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.
     Mineral reserves and resources
     The mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold and/or copper will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.
     Fluctuations in the price of gold, copper or other minerals, such as silver, may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period.
     Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, silver and copper, as well as increased production and capital costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.
     Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain necessary permits or government approvals could also cause Barrick to reduce its reserves.

     There is no assurance that Barrick will obtain indicated levels of recovery of gold and/or copper or the prices assumed in determining such reserves.
     Production and cost estimates
     Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, forward sales program, profitability, results of operations and financial condition.
     Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.
     Accounting policies
     The accounting policies and methods utilized by Barrick determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain. Barrick’s financial condition and results of operations are reported using accounting policies and methods prescribed by U.S. GAAP. In certain cases, U.S. GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet result in Barrick reporting materially different amounts. Management of Barrick exercises judgment in selecting and applying accounting policies and methods to ensure that, while U.S. GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations. Significant accounting policies to the Consolidated Financial Statements are described in Note 2 to such statements.
     Internal controls
     Barrick has invested resources to document and analyze its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
     Given the recent acquisition of Placer Dome, Barrick will be required to evaluate Placer Dome’s internal controls over financial reporting, in addition to its on-going work with respect to Barrick’s internal controls over financial reporting. While Barrick has invested and will continue to invest financial and human resources to document and analyze its system of internal controls over financial reporting and is evaluating Placer Dome’s internal controls over financial reporting, in the course of Barrick’s ongoing evaluation and the integration of Placer Dome, it may identify areas of Barrick’s (including Placer Dome’s) internal controls over financial reporting requiring improvement.

     Exploration
     Barrick must continually replace gold reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies or by locating new deposits. Gold exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries. As a result, the mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.
     Development
     Barrick’s ability to sustain or increase its present levels of gold production is dependent in part on the successful development of new orebodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; future gold prices; and, in certain circumstances, future silver and copper prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights and availability of adequate financing.
     Development projects have no operating history upon which to base estimates of future cash flow. Substantial expenditures are required to develop mineral projects. It is possible that actual costs and economic returns may differ materially from Barrick’s estimates or that Barrick could fail to obtain the governmental approvals necessary for the operation of a project. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.
     Environmental, health and safety regulations; permits
     Barrick’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations. Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent possible, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

     Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits. The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition. Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.
     In the United States and Canada, for example, Barrick is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.
     Investment returns for defined benefit pension plans
     Assets in Barrick’s defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Barrick’s employee defined benefit pension plans are subject to fluctuation. Barrick is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.
     Foreign investments and operations
     Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Russia, South Africa and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or policies of particular countries, including those relating to taxation, royalties, imports, exports, duties and currency, some of which have been recently discussed in Chile, Peru and Argentina; risk of loss due to disease and other potential endemic health issues; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or copper; limitations on the repatriation of earnings; and increased financing costs.
     These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic,

Papua New Guinea, Russia, South Africa or Tanzania, Barrick may be subject to the exclusive jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.
     In relation to South Africa and Tanzania, a number of economic and social issues exist which increase Barrick’s political and economic risk. The South African government is facing economic and political issues (such as employment creation, black economic empowerment and land redistribution), and social issues (such as crime, corruption, poverty and HIV/AIDS), all of which may impact Barrick’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Barrick’s South African operations.
     HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues in South Africa and Tanzania. Tanzania also suffers from a high incidence of malaria. A portion of Barrick’s South African and Tanzanian workforces is believed to be infected by HIV/AIDS. Barrick has undertaken a HIV/AIDS awareness and prevention program for its employees, families and local communities at its Bulyanhulu mine, Tulawaka mine, South Deep mine and North Mara mine. It is not possible to determine with certainty the future costs that Barrick may incur in dealing with this issue, however, if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.
     In relation to Papua New Guinea, the location of the Porgera gold mine, there is a greater level of political and economic risk compared to some other countries in which Barrick operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election-related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.
     The Porgera mine has on a number of occasions experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.
     Government regulation and changes in legislation
     The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. See “Legal Matters — Government Controls and Regulations”.
     Currency fluctuations
     Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold is sold throughout the world based principally on the US dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Canadian dollar, Australian dollar, South African rand and Papua New Guinean kina. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold production at Barrick’s mines, making such mines less profitable. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of non-US dollar currencies against the US dollar. This could result in Barrick failing to benefit to some degree if the US dollar appreciates in value relative to non-US dollar currencies. Also, there can be no assurance that Barrick will continue these hedging activities. See “ — Use of derivatives”.
     Use of derivatives
     Barrick uses certain derivative products to manage the risks associated with gold price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk — the risk of default on amounts owing to Barrick by the counterparties with which Barrick has entered into such transaction; (b) market liquidity risk — risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products.
     For a description of the steps Barrick has taken to mitigate these risks, see “Financial Risk-Management — Forward Sales Program”. If the gold price rises above the price at which future production has been committed under Barrick’s gold forward sales hedge program, Barrick may have an opportunity loss. However, if the gold price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of its forward sales hedge program. Barrick has announced a “no-new-hedge” gold policy such that it will not add any new ounces to its gold forward sales hedge program and it will pursue opportunities to reduce its gold forward sales hedge position. Barrick may voluntarily deliver gold production into its gold forward sales hedge program, resulting in an opportunity loss. No assurance can be given as to when such goal will be achieved or the costs of achieving such goal.
     Interest rates and gold lease rates
     A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances. A significant, prolonged decrease in interest rates and/or increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales hedge contracts entered into by Barrick. The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and US dollar interest-rate swaps, fixed-rate and floating-rate debt and interest receipts on the Company’s cash balances.
     Title to properties
     The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

     Competition
     Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Barrick also competes with other mining companies to attract and retain key executives and employees. Barrick cannot assure that it will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.
     Acquisitions and integration
     From time to time Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Barrick may choose to finance any such acquisition with its existing resources. There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.
     Integration of Placer Dome
     The Placer Dome acquisition involves the integration of two large companies that previously operated independently. As a result of the acquisition of Placer Dome, significant demands have been and will be placed on Barrick’s managerial, operational and financial personnel and systems. No assurance can be given that Barrick’s systems, procedures and controls will be adequate to support the expansion of Barrick’s operations resulting from the Placer Dome acquisition. Barrick’s future operating results could be affected by the ability of its officers and key employees to manage the changing business conditions and to integrate Placer Dome’s operational and financial controls and reporting systems into Barrick’s systems. No assurance can be given that the combined operations resulting from the Placer Dome acquisition will result in the anticipated synergies or other benefits expected from the acquisition.
     Unforeseen Liabilities from Placer Dome Acquisition
     There may be liabilities, such as environmental liabilities, that Barrick has failed to discover or has underestimated in connection with its acquisition of Placer Dome. In addition, there may be capital expenditure requirements that Barrick has failed to discover or underestimated in connection with its acquisition, which amounts may be material. Any such liabilities or capital expenditure requirements could have a material adverse effect on Barrick’s business, financial condition or future prospects.

     Inclusion of Historical Placer Dome Information in Annual Information Form
     The acquisition of Placer Dome by Barrick was completed in early 2006, following the end of the fiscal year to which this Annual Information Report relates. Barrick has included information in this Annual Information Form relating to Placer in order to provide the reader with information relating to the combined entity post-acquisition. The historical information relating to Placer Dome in this Annual Information Form is derived, among other things, from previous Placer Dome public disclosure and from Placer Dome officers and employees. Some of the disclosure relating to Placer Dome relates to periods prior to Barrick’s ownership of Placer, and therefore was generated by disclosure controls and procedures that may have been different than those in place at Barrick. Thus, information from the two companies may not have been generated and reported using equivalent standards. Among other things, reserves and resources reported by Placer Dome as at December 31, 2005 were calculated by employees of Placer Dome in accordance with Placer Dome’s previously established policies and procedures, and have not been independently verified by Barrick. Further, Barrick’s management’s expectations about the combined entity’s future performance reflect the current state of its information about Placer Dome and its operations and there can be no assurance that such information is correct in all material respects.
     Closing of the Goldcorp Transaction
     The Goldcorp Transaction is subject to normal commercial risks, including that the Goldcorp Transaction may not close, on the terms negotiated or at all. Furthermore, if the closing does not occur for any reason by the latest possible closing dated agreed by the parties, then the transaction may not be completed. If the Goldcorp Transaction does not close, or is subject to significant delays, Barrick may incur additional costs and not receive the cash consideration for the sale of assets of approximately $1.5 billion (subject to adjustments). No assurance can be given that an alternative transaction or transactions will be available for all of the assets and liabilities that are the subject of the Goldcorp Transaction, on acceptable terms or at all. The purchase price paid to Barrick in any such alternative transaction or transactions and the terms of any such alternative transaction or transactions may be less favorable to Barrick than the purchase price and terms of the Goldcorp Transaction. Pending any such alternative transaction or transactions, or in the event that the assets and liabilities are not disposed of, significant demands may be placed on Barrick’s managerial, operational and financial personnel and systems as they manage these assets and liabilities.
     Employee relations
     Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. A prolonged labour disruption at any of its material properties could have a material adverse impact on its operations as a whole.
     Joint ventures
     Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Barrick or to third parties could have a material adverse effect on the joint ventures. In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.
     Level of indebtedness
     As of December 31, 2005, on pro forma basis, reflecting Barrick’s acquisition of Placer Dome, Barrick had capital leases and long-term debt of $3,060 million (this pro forma figure does not include approximately $1.4 billion in debt which Barrick expects to repay with approximately $1.5 billion in cash consideration it will receive in respect of the sale of certain assets to Goldcorp (see “- Closing of the Goldcorp Transaction”). Although Barrick has been successful in repaying debt in the past, there can be no assurance that it can continue to do so. Barrick’s level of indebtedness could have important consequences for its operations, including:
•	Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.
     Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Barrick’s ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.
     Litigation
     Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Litigation”.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (US GAAP) for the year ended December 31, 2005 which is incorporated by reference into this Annual Information Form.
CONSOLIDATED FINANCIAL STATEMENTS
     Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2005 (US GAAP) which is incorporated by reference into this Annual Information Form.
CAPITAL STRUCTURE
     Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).
     General
     Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.

     Common Shares
     The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.
     The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.
     There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares.
     Preferred Shares
     First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The board of directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.
     The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the board of directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.
     The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.
     The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the board of directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.
     The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.
     The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 30, 2006 there were no First Preferred Shares, Series A issued and outstanding.
     The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 30, 2006 there were no First Preferred Shares, Series B issued and outstanding.
     The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In connection with a prior merger transaction, BGI, a subsidiary of Homestake, issued a class of exchangeable shares to investors resident in Canada and, to a lesser extent, the United States that allowed the holders of those shares to exchange their shares for shares of Homestake on a share-for-share basis. On the completion of the acquisition of Homestake by Barrick, those holders became entitled to exchange their BGI exchangeable shares for Barrick common shares on the basis of 0.53 Barrick common shares for each BGI exchangeable share.

     In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. At such time as no BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) are outstanding and there are no shares, securities, debt obligations, options or other agreements that could give rise to the issuance of any BGI exchangeable shares to any person (other than to Barrick or any subsidiary or affiliate of Barrick), the Special Voting Share will be redeemed by Barrick for C$1.00 plus all declared and unpaid dividends. As of March 30, 2006 there was one Special Voting Share issued and outstanding.
     The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 30, 2006 there were no Second Preferred Shares, Series A issued and outstanding.
RATINGS
     The following table sets out the ratings of Barrick’s corporate debt, reflecting its acquisition of Placer Dome, by the rating agencies indicated as at March 30, 2006:

	Moody’s Investor	Standard & Poor’s	Dominion Bond
Rating Agency	Service	Rating Services	Rating Service
Barrick (original issuer)
Senior, unsecured debt	Baa1	A-	A
Municipal bonds, due 2029 (1)	Aa1/VMIG1	AA+/A-1+	Not Rated
Municipal bonds, due 2032 (1)	Aa2/P-1	Not Rated	Not Rated

Placer Dome (original issuer)
Bond, unsecured	Baa1	A-	A
Preferred securities, unsecured	Baa2	BBB	Pdf2
Medium term notes, unsecured	No rating	No rating	A
Commercial paper	No rating	A-2	R-1 (low)

[1]	Barrick, through two wholly-owned subsidiaries, issued a total of $63 million of tax exempt, variable rate, solid waste disposal bonds.

The bonds are guaranteed by Barrick and no principal payments are required until cancellation, redemption or maturity.
A portion of such bonds mature in 2029, with the remainder maturing in 2032.
     Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt and preferred stock are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
     In the case of variable rate demand obligations (“VRDOs”), a two-component rating system is assigned by Moody’s, a long or short-term rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand, using a variable municipal investment grade rating. Moody’s credit ratings for long-term aspect of VRDOs are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Aa is the second highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its municipal bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. Moody’s credit ratings for the short-term or demand aspect of VRDOs are on a rating scale that ranges from VMIG 1 to SG, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of VMIG 1 is the highest of four categories.
     Moody’s also uses credit ratings for the short-term or demand aspect of VRDOs on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of P-1 is the highest of four categories.
     Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt and preferred shares are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the AAA rating is the highest, the A rating is the third highest and the BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
     S&P assigns a dual rating to debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. S&P’s long-term debt rating symbols are used for bonds to denote the long-term maturity and its short term debt (including commercial paper) rating symbols are used for the put option. According to S&P, the AAA rating is the highest of ten major categories. S&P’s credit ratings for short-term debt are on a rating scale that ranges from A-1 to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A-1 rating is the highest of six major categories. Within the A-1 category, certain obligations are designated with a plus (+) sign. This indicates that the obligors capacity to meet is financial commitment on these obligations is extremely strong.

     S&P’s credit ratings for commercial paper are on a rating scale that ranges from A-1+ to C, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A-2 rating is the second highest of six major categories.
     Dominion Bond Rating Service Limited (“DBRS”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of A by DBRS is in the middle of three subcategories within the third highest of ten major categories. The assignment of a “(high)”, “(middle)” or "(low)” modifier within each rating category indicates relative standing within such category. The "(high)”, “(middle)“and “(low)” grades are not used for the AAA category.
     DBRS credit ratings for short-term debt are on a rating scale that ranges from R-1 to R-3, which represents the range from the highest to lowest quality of such securities rated. According to DBRS, a rating of R-1 (low) is the third highest of ten major rating categories. The assignment of a “(high)”, “(middle)” or “(low)” modifier within each rating category indicates relative standing within such category.
     DBRS credit ratings for preferred shares are on a rating scale that ranges from Pfd1 to Pfd5, which represents the range from the highest to lowest quality of such securities rated. According to DBRS, a rating of Pfd2 is the second of six major rating categories. The assignment of a "(high)” or “(low)” modifier within each rating category indicates relative standing within such category.
     Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The above ratings reflect Barrick’s acquisition of Placer Dome and, consequently, reflect information that Placer Dome has previously furnished to the rating agencies (see “Risk Factors — Inclusion of Historical Placer Dome Information in Annual Information Form”). The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
MARKET FOR SECURITIES
     Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the Swiss Stock Exchange and Euronext-Paris. The majority of trading of Barrick’s common shares take place on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2005.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading			Share Price Trading
	Range		Share Volume	Range		Share Volume
	High	Low		High	Low
2005	(C$ per share)		(millions)	($ per share)		(millions)
January	28.57	26.54	27.2	23.97	21.72	28.8
February	31.38	26.66	28.0	25.29	21.27	29.2
March	31.71	28.53	34.9	26.32	23.55	30.3
April	29.20	26.92	35.0	24.49	21.51	33.1
May	29.09	26.80	19.6	23.34	21.09	26.7

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading			Share Price Trading
	Range		Share Volume	Range		Share Volume
	High	Low		High	Low
2005	(C$ per share)		(millions)	($ per share)		(millions)
June	31.80	28.09	29.9	25.90	22.45	32.7
July	30.70	28.55	24.1	25.37	23.35	24.9
August	33.40	30.00	36.4	27.97	24.46	39.9
September	35.05	31.50	43.1	29.95	26.68	50.0
October	34.01	29.23	40.4	29.12	24.81	47.4
November	32.83	28.96	51.7	27.96	24.58	52.7
December	33.16	30.52	47.4	28.64	26.36	63.2

MATERIAL CONTRACTS
     Reflecting Barrick’s acquisition of Placer Dome, set out below is a description of Barrick’s material contracts as at December 31, 2005.
     On March 6, 2003, Placer Dome entered into a Registration Rights Agreement with Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley and Co. Incorporated in connection with the issuance by Placer Dome of US$200,000,000 principal amount of 6.375% debentures due in 2033. Under the Agreement, the purchasers of the debentures were provided with registration rights as set forth in the Agreement.
     On March 6, 2003, Placer Dome entered into an Indenture (the “Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.
     On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200,000,000 principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original Indenture, set out the terms and conditions pertaining to the $200,000,000 principal amount 6.375% debentures.
     On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300,000,000 principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original Indenture, set out the terms and conditions pertaining to the $300,000,000 principal amount 6.45% debentures.
     On October 10, 2003, Placer Dome entered into a Third Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $230,000,000 principal amount of 2.75% convertible debentures on October 10, 2003. This Third Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $230,000,000 principal amount 2.75% convertible debentures.
     On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank. Pursuant to such Indenture, (a) Barrick issued $200,000,000 principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200,000,000 principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350,000,000 principal amount of 4.875% notes due 2014 (the “2014 Notes”), all on November 12, 2004. The Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.

     On October 30, 2005, Barrick entered into a bid support and purchase agreement with Goldcorp Inc. (“Goldcorp”) pursuant to which Goldcorp has agreed to acquire all of Placer Dome’s Canadian properties and operations (other than the offices in Vancouver and Toronto) (the “Goldcorp Transaction”), including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, at the option of Goldcorp, Barrick’s shares in Agua de La Falda S.A, which includes Barrick’s interest in the Jeronimo project. Goldcorp has also agreed to be responsible for all liabilities relating solely to these assets, including employment commitments and environmental, closure and reclamation liabilities. Having completed its acquisition of Placer Dome, Barrick expects to complete the Goldcorp Transaction in the second quarter of 2006.
TRANSFER AGENTS AND REGISTRARS
     Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.
DIVIDEND POLICY
     In each of 2003, 2004 and 2005, Barrick paid a total cash dividend of $0.22 per share — $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.
DIRECTORS AND OFFICERS OF THE COMPANY
     Reference is made to the sections “Election of Directors” and “Statement of Corporate Governance Practices” on pages 6 to 19 of the Management Information Circular and Proxy Statement of the Company dated March 24, 2006 for information regarding directors of the Company and the Committees of the Board which pages are incorporated herein by reference. The Management Information Circular and Proxy Statement of the Company is available on SEDAR at www.sedar.com and is furnished to the U.S. Securities and Exchange Commission on Form 6-K, which can be found on EDGAR at www.sec.gov. As of March 16, 2006, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 0.2% of the outstanding common shares of Barrick.
     Mr. J.L. Rotman, a director of the Company, has been a director of other companies, which during the past ten years have been the subject of a cease trade or similar order while Mr. Rotman was acting as a director of such companies. Livent Inc. was the subject of a cease trade order issued by the Ontario Securities Commission on August 7, 1998 following the discovery of accounting irregularities. In November 1998 Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and filed for protection under the Companies Creditors Arrangement Act in Canada. The cease trade order was revoked effective November 20, 1998 and Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999. Paragon Entertainment Corporation made a filing under the Companies Creditors Arrangement Act in April 1998; Mr. Rotman resigned as a director of Paragon in June 1998. Mr. M.A. Cohen, a director of the Company, is a director of Collins & Aikman Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company. On May 17,

2005, Collins & Aikman and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.
Executive Officers of the Company
     The following are the executive officers of the Company as at March 16, 2006:

Name (age) and municipality of	Office
residence	(date became an Officer)	Principal occupations during past 5 years
Peter Munk (78) Toronto, Ontario	Chairman and Director (1984)	Chairman of the Company; Chairman of Trizec Properties, Inc. (real estate) and Chairman and Chief Executive Officer, Trizec Canada Inc. (real estate); prior to May 2002, Chairman, TrizecHahn Corporation (real estate).

C. William D. Birchall (63) Toronto, Ontario	Vice Chairman and Director (2005)	Vice Chairman of the Company; prior to July 2005, Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary; prior to January 2005, Chairman of Barrick International Bank Corp., a Barrick subsidiary.

Gregory C. Wilkins (50) Toronto, Ontario	President and Chief Executive Officer (2003) and Director (1991)	President and Chief Executive Officer of the Company; prior to February 2003, Corporate Director; prior to May 2002, Vice-Chairman, TrizecHahn Corporation (real estate); prior to March 2001, President and Chief Operating Officer, TrizecHahn Corporation.

Alexander J. Davidson (54) Toronto, Ontario	Executive Vice President, Exploration and Corporate Development (1993)	Executive Vice President, Exploration and Corporate Development of the Company; prior to March 2005, Executive Vice President, Exploration of the Company; prior to May 2003, Senior Vice President, Exploration of the Company.

Patrick J. Garver (54) Toronto, Ontario	Executive Vice President and General Counsel (1993)	Executive Vice President and General Counsel of the Company.

Name (age) and municipality of	Office
residence	(date became an Officer)	Principal occupations during past 5 years
Peter J. Kinver (50) Toronto, Ontario	Executive Vice President and Chief Operating Officer (2003)	Executive Vice President and Chief Operating Officer of the Company; prior to February 2004, Executive Vice President, Operations of the Company; prior to August 2003, Divisional Director, Western Division, Anglo American Platinum plc (platinum mining).

Jamie C. Sokalsky (48) Toronto, Ontario	Executive Vice President and Chief Financial Officer (1993)	Executive Vice President and Chief Financial Officer of the Company; prior to April 2004, Senior Vice President and Chief Financial Officer of the Company.

Gregory A. Lang (51) Sandy, Utah	President, North America (2001)	President, North America of the Company; prior to September 2005, Vice President North America Operations; prior to February 2004, Vice President, Australian Operations of the Company; prior to December 2001, Vice President, Australia, Homestake Mining Company (gold mining).

Igor Gonzales (51) La Molina, Lima, Peru	President, South America (2004)	President, South America; prior to September 2005, Vice President, Peru of the Company; prior to February 2004, Vice President and General Manager, Pierina mine, of the Company.

John Shipp (59) Perth, Australia	President, Australia/Africa (2004)	President, Australia/Africa; prior to September 2005, Vice President, Australia/Africa of the Company; prior to September 2004, General Manager at Kalgoorlie Consolidated Gold Mines.

René L. Marion (43) Toronto, Ontario	Vice President, Russia and Central Asia (2004)	Vice President, Russia and Central Asia; prior to December 2005, Vice President, Technical Services of the Company; prior to February 2004, Vice President & General Manager, Kahama Mining of the Company; prior to July 2003, Corporate Head, Evaluations and Development of the Company; prior to April 2002, Senior Manager, Development of the Company; prior to January 2001, Staff Mining Engineer of the Company.

AUDIT COMMITTEE
Audit Committee Mandate
    Purpose
1. The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.
2. The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.
    Committee Responsibilities
3. The Committee’s responsibilities shall include:
     External Auditors
(a)	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)	obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)	evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)	reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditors;
     Financial Reporting
(h)	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)	reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)	reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;
     Internal Controls Over Financial Reporting
(o)	reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;
(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:
(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;
     Internal Audit
(s)	reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;
     Other
(u)	meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)	reporting regularly to the Board;

(w)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(x)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.
    Responsibilities of the Committee Chair
4. The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:
(a)	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	ensuring that the Committee is properly organized and effectively discharges its duties;

(d)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(e)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.
    Powers
5. The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.
    Composition
6. The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors, a majority of whom shall be resident Canadians. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.
7. All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.
8. Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

[1]	For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.
9. If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.
    Meetings

10. The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit.
11. The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.
Composition of the Audit Committee
     The Audit Committee is comprised entirely of independent directors (S.J. Shapiro, H.L. Beck and P.A. Crossgrove). There were eight meetings of the Committee during 2005. All of the members of the Committee attended all of the meetings, with the exception of Mr. Shapiro who did not attend one meeting.
     All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that S.J. Shapiro, a member of the Committee, is an “audit committee financial expert” as defined by U.S. Securities and Exchange Commission (SEC) rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.
     The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation.

Howard L. Beck, 72 Toronto, Ontario, Canada	Mr. Beck is a corporate director. Prior to November 2002, Mr. Beck was the Chairman of Wescam Inc., a company engaged in the design and manufacturing of stabilized imaging and transmission systems. Mr. Beck is also a director of Citibank Canada and Trizec Canada Inc. and a trustee of Cineplex Galaxy Trust. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario, and appointed Queen’s Counsel in 1971.

Peter A. Crossgrove, 69 Toronto, Ontario, Canada	Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also a director of Quadra Logic Technologies Inc., Dundee Realty Inc., Band-Ore Resources Ltd. and Excellon Resources. Mr. Crossgrove is the Chairman of Cancer CARE Ontario. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and an Officer of the Order of Canada.

Steven J. Shapiro, 53 Houston, Texas, USA	Mr. Shapiro is Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc., and prior to January 2003, he was Senior Vice President and Chief Financial Officer of Burlington Resources, Inc. He serves as chairman of the executive committee of the American Petroleum Institute’s general committee on finance. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.
Participation on Other Audit Committees
     Barrick does not restrict the number of other audit committees on which members of its Audit Committee may serve. P.A. Crossgrove currently serves on the audit committees of three other public companies. Barrick’s board of directors has determined that the service of Mr. Crossgrove on the audit committees of such other companies does not impair his ability to effectively serve on the Audit Committee, particularly given his experience as a director of public companies and the fact that he is retired from full-time employment.
Audit Committee Pre-Approval Policies And Procedures
     Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis. Non-audit services for which the estimate of fees does not exceed $100,000 may be approved by the Chairman of the Audit Committee, provided that any such pre-approval is reported to the full Audit Committee at its next meeting.
Principal Accountant Fees And Services
     PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2005 and 2004 for professional services rendered to Barrick:

Fees
(amount in millions)	2005	2004
Audit Fees[1]	$2.9	$2.3
Audit-Related Fees[2]	0.7	0.5
Tax Fees[3]	0.5	0.8
All Other Fees[4]	0.1	—

Total	$4.2	$3.6

[1]	Audit Fees comprise professional services for the audit of Barrick’s annual financial statements, review of Barrick’s interim financial statements, and services normally provided in connection with Barrick’s statutory and regulatory filings.

[2]	Audit-Related Fees comprise amounts paid for consultations on accounting developments and the accounting for potential corporate transactions. In 2005, Audit-Related Fees included approximately $675,000 for Sarbanes-Oxley preparation services.

[3]	Tax Fees comprise amounts paid for tax compliance and advisory services.

[4]	In 2005, Other Fees included approximately $50,000 for non-audit related services. No Other Fees were paid in 2004.
CONTROLS AND PROCEDURES
     Disclosure controls and procedures are designed to ensure that information required to be disclosed by Barrick in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
     An evaluation was carried out under the supervision of and with the participation of Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission) as of December 31, 2005. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.
     Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Barrick’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Barrick’s internal controls over financial reporting will prevent or detect all error and all fraud.
     There has been no change in Barrick’s internal controls over financial reporting during the year ended December 31, 2005 that materially affected, or that is reasonably likely to materially affect, Barrick’s internal controls over financial reporting.
     Barrick will continue to periodically review its disclosure controls and procedures and internal controls over financial reporting and may make modifications from time to time as considered necessary or desirable. Barrick has been undertaking a comprehensive review of its existing internal controls over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. In connection with such review, modifications have been made to Barrick’s disclosure controls and procedures and internal controls over financial reporting and modifications may, as appropriate, be made to Barrick’s disclosure controls and procedures or internal controls over financial reporting in the future.
ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 24, 2006. As well, additional financial information is provided in the Company’s 2005 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under US GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2005 (as prepared under US GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com) and from the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) (http://www.sec.gov).